Annual Report Fiscal year ended March 31, 2023

Change is constant for any business operating in the fast-paced technology sector. Lightspeed is no exception. Our company has undergone an incredible transformation since it went public on the Toronto Stock Exchange in 2019. Yet throughout this transformation, our mission remains the same: to become the go-to cloud-based commerce platform for ambitious small and medium-sized retailers and restaurateurs around the world. In November, we shared our sharpened focus on attracting and expanding among sophisticated, higher GTV merchants, who stand to benefit the most from our technology. They represent our biggest opportunity, and our products and go-to-market efforts are designed for them. The road to One Lightspeed was challenging but rewarding. Now that we’re focused on two products instead of nine, Lightspeed is able to concentrate on more rapid innovation and a more focused go-to-market output. This simplicity makes us more efficient. In FY23, we continued to expand the adoption of our payments solutions across our global customer base, with Lightspeed Payments now available in our major markets around the world. It’s a launchpad for other financial services like Lightspeed Capital. Still, Lightspeed Payments is more than just another feature. Payments is now so deeply embedded into our software that the two have become indistinguishable. Merchants who currently use both platforms have shown us the value we can add to their business—it saves them time and money, eliminates the need to reconcile separate systems, improves accuracy, reduces manual tasks and gives them deeper data insights into their business. For these reasons, we are now selling our POS solution with Lightspeed Payments as a single unified offering. Over the last few years, we’ve built an organization that’s ready to meet the needs of our customers—retailers and restaurateurs around the world—as they seek out intuitive technology to help simplify and grow their businesses. We’re still investing in Lightspeed’s capabilities and offerings, like our Lightspeed Supplier Network, but we believe we also need to show progress towards profitability. Our goal is to put Lightspeed in a strong financial position so that we can keep investing in our future while demonstrating our business model’s potential to our stakeholders. Lightspeed is always evolving, but our mission stays the same. We’re here to help entrepreneurs build and scale their businesses—businesses that are at the heart of the communities they serve. Lightspeed exists to simplify, to streamline, and to provide financial support where we can. We’re here to level the playing field. Lightspeed brings the power of technology—once reserved for very large players—to serve the small to medium-sized businesses that are so crucial to the vitality of our communities. Jean Paul Chauvet CEO, Lightspeed Letter from Jean Paul Chauvet

Our mission Powering the world’s best businesses. Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.

Leading global cloud commerce platform for sophisticated and multilocation SMBs Strong growth with the majority of our revenues generated from recurring or reoccuring subscription and transaction-based revenues Growing and diverse customer base driving $87.1 billion2 of GTV globally Lightspeed Payments driving growth for retail and hospitality customers globally Large total addressable market mainly served by legacy systems poorly equipped to support migration to cloud, allowing Lightspeed to target established, higher GTV merchants Well capitalized with ~$800 million in cash and cash equivalents Lightspeed At-a-glance1 1All dollar figures are presented in U.S. dollars and as at March 31, 2023 or for the fiscal year 2023. Please refer to the section titled “Key Performance Indicators” in our management discussion and analysis for the three months ended March 31, 2023 and 2022 and the years ended March 31, 2023 and 2022 for the definition of GTV. 2Key Performance Indicator.

Subscription and transaction-based revenue growth4 36% Recurring or reoccuring subscription and transaction-based revenue ~96% Gross Payment Volume (“GPV”)5 $14.7 billion GPV as a % of GTV6 19% Gross Transaction Volume (“GTV”)5 $87.1 billion Gross Payment Volume growth4 81% 3Unless otherwise specified, all dollar figures are presented in U.S. dollars and as at March 31, 2023 or for the fiscal year 2023. Please refer to the section titled “Key Performance Indicators” in our management discussion and analysis for the three months ended March 31, 2023 and 2022 and the years ended March 31, 2023, and 2022 for the definitions of GTV and GPV. 4Fiscal year ended March 31, 2023 vs March 31, 2022. 5Key Performance Indicator. 6For the three months ended March 31, 2023. Lightspeed Key metrics3

Lightspeed

High-quality global customer base driving growth[7]

- ✔ Annual Net Retention Rate of ~110%[8]
- ✔ Internationally diversified with ~49% of Customer Locations outside of North America[8]
- ✔ Well diversified across a number of complex verticals in retail, hospitality and golf


GTV8 (in $B)
57% CAGR
$14.5
$22.3
$33.7
$74.0
$87.1
Fiscal year 2019
Fiscal year 2020
Fiscal year 2021
Fiscal year 2022
Fiscal year 2023


Revenue (in $M)
75% CAGR
$77.5
$120.6
$221.7
$548.4
$730.5
Fiscal year 2019
Fiscal year 2020
Fiscal year 2021
Fiscal year 2022
Fiscal year 2023

[7]All dollar figures are presented in U.S. dollars and as at March 31, 2023 or for the fiscal year 2023. Please refer to the section titled "Key Performance Indicators" in our management discussion and analysis for the three months ended March 31, 2023 and 2022 and the years ended March 31, 2023 and 2022 for the definitions of GTV and Net Retention Rate.

[8]Key Performance Indicator.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS As used in this management’s discussion and analysis ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "Lightspeed", "we", "us" or "our" refer to Lightspeed Commerce Inc. together with our subsidiaries, on a consolidated basis as constituted on March 31, 2023. This MD&A dated May 18, 2023, for the three months ended March 31, 2023 and 2022 and the years ended March 31, 2023 ("Fiscal 2023") and 2022 ("Fiscal 2022"), should be read in conjunction with the Company’s audited consolidated financial statements and the notes related thereto for the years ended March 31, 2023 and 2022, included elsewhere in this annual report. The financial information presented in this MD&A is derived from the Company’s audited annual consolidated financial statements for Fiscal 2023 and Fiscal 2022, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts are in U.S. dollars except where otherwise indicated. We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States. Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2023, is available on our website at investors.lightspeedhq.com and can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking Information This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as increasing inflationary pressures, interest rates, instability in the banking sector and global economic uncertainty; our expectations regarding the costs, timing and impact of our cost reduction initiatives; events such as the ongoing COVID-19 pandemic (the "COVID-19 Pandemic") and the Russian invasion of Ukraine; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our gross margins and future profitability, acquisition outcomes and synergies, the impact of legal proceedings, the impact of foreign currency fluctuations on our results of operations, our business plans and strategies and our competitive position in our industry is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved", the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to build our market share and enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to manage hardware component shortages and supply chain risk and the impact of shortages in the supply chain on our customers; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to execute on our cost reduction initiatives; our ability to continue investing in infrastructure and implement scalable controls, (1)

systems and processes to support our growth; our ability to prevent and manage information security breaches or other cyber- security threats; our ability to protect our intellectual property rights and the risk of claims by third parties of intellectual property infringement; the impact of class actions and other litigation claims; the pricing of our offerings; our ability to successfully sell our POS and payments solutions as one unified platform to both new and existing customers; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates, including inflation; seasonality in our business and in the business of our customers; the impact of competition; the changes and trends in our industry or the global economy, including changes in consumer spending; goodwill impairments and the possibility of future impairments; and the changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations. Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the "Summary of Factors Affecting our Performance" section of this MD&A, in the "Risk Factors" section of our Annual Information Form dated May 18, 2023, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in this MD&A should be considered carefully by prospective investors. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward- looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements. This MD&A includes certain trademarks, including "Lightspeed", "Flame Design", "NuORDER" and other trademarks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks. Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Overview Lightspeed offers a cloud-based commerce platform that connects suppliers, merchants and consumers while enabling omni- channel experiences. Our software platform provides our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their businesses. We serve customers globally, empowering single- and multi-location retailers, restaurants, golf course operators and other companies to compete successfully in an omni- channel market environment by engaging with consumers across online, mobile, social, and physical channels. We primarily target small and medium-sized businesses ("SMBs") with our easy to use and cost efficient solutions. The majority of our revenue is recurring or reoccurring and we have a track-record of growing revenue per customer over time. (2)

Our cloud platform is designed around three interrelated elements: omni-channel consumer experience, a comprehensive back- office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platform include full omni-channel capabilities, point of sale ("POS"), product and menu management, employee and inventory management (including ordering), analytics and reporting, multi-location connectivity, order-ahead and curbside pickup functionality, loyalty, customer management and tailored financial solutions such as Lightspeed Payments and Lightspeed Capital. By delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick and mortar channel and interact with customers anywhere (in store, online, mobile and social), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location. Our flagship solutions include Lightspeed Restaurant, a unified hospitality commerce offering, and Lightspeed Retail, a groundbreaking retail commerce offering that unites advanced POS, payments, and eCommerce into one cohesive and powerful solution. In addition, Lightspeed eCommerce allows merchants to enhance omnichannel reach and increase selling flexibility, including through social media platforms and digital marketplaces. Our new flagship solutions are seeing strong reception from customers globally. NuORDER by Lightspeed, once fully integrated, will provide customers with greater supplier access and inventory visibility, automate manual ordering, consolidate supplier portals into the POS, streamline omni-channel operations by making it easy to import product details and photos into the POS, and ensure use of supplier approved brand names and images. Going deep into verticals will also create opportunities for us to monetize our data up and down the supply chain. In Fiscal 2023, we announced the initial launch of Lightspeed B2B, our B2B offering, to several key North American verticals: fashion, outdoor, bikes and sporting goods. We believe our continued investment in Lightspeed B2B represents an opportunity for us to distinguish ourselves from competitors. Being the commerce platform puts us in a prime position for payment processing and allows us to collect transaction-related data insights. After excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our payments solutions are now available to the majority of our Customer Locations. Our transaction-based revenue was $399.6 million for Fiscal 2023, an increase of 51% from the $264.0 million in transaction-based revenue for Fiscal 2022. This was primarily driven by increased customer adoption of our payments solutions resulting in an increase of 81% in GPV1 compared to Fiscal 2022. As of the beginning of the fiscal year ending March 31, 2024 ("Fiscal 2024"), we are now selling our POS and payments solutions together as one unified offering. We believe embedded payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. We are helping our customers by offering free hardware and implementation, helping with contract buy-outs and offering competitive rates. As a result of this initiative, we will require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing customers through our payments solutions will help advance our growth strategies and enable us to reduce complexity in our business. In addition, this initiative will help reduce the costs of supporting a variety of third party payment processors. Our platform is built to scale with our customers, supporting them as they open new locations, and offering increasingly sophisticated solutions as their business requirements become more complex. Our platform helps SMBs avoid having to piece together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing industry-leading onboarding and support services, and fundamentally believe that our success is directly connected to their success. To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program provides cash advances to eligible merchants and is designed to help them with overall business growth and cash management. Merchants use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing, amongst other things. We sell our solutions primarily through our direct sales force in North America, Europe, the UK, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers. (3) 1 Refer to the section entitled "Key Performance Indicators".

Excluding the impact of Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a lower ARPU1, the monthly ARPU of our Customer Locations was approximately $335 per Customer Location as at March 31, 2023 as compared to approximately $270 per Customer Location as at March 31, 2022. As at March 31, 2023, excluding Customer Locations attributable to the Ecwid eCommerce standalone product, we had approximately 168,000 Customer Locations1 in over 100 countries. While our total number of Customer Locations experienced more gradual growth in Fiscal 2023 than in prior years, the number of our Customer Locations processing over $500,000/year2 continued to increase. We remain focused on attracting the right customer profile, particularly Customer Locations with a higher GTV and more complex needs, merchants which we believe are ideally suited for our industry-leading solutions. For Fiscal 2023, GPV was $14.7 billion compared to $8.1 billion for Fiscal 2022, representing growth of 81%. For Fiscal 2023, our cloud-based software-as-a-service platform processed GTV of $87.1 billion, which represents growth of 18% relative to $74.0 billion of GTV processed during Fiscal 2022, despite many retail verticals exhibiting lower average year-over-year GTV. For the three months ended March 31, 2023 compared to three months ended March 31, 2022, our cloud-based software-as-a-service platform processed GPV of $3.8 billion compared to $2.2 billion, representing growth of 70% and GTV1 of $20.2 billion compared to $18.4 billion, representing growth of 10%, which is an indication of our success in penetrating our customer base with our payments solutions. For Fiscal 2023 compared to Fiscal 2022, our omni-channel retail GTV growth was 14% and our hospitality GTV growth was 22% (3% and 20%, respectively for the three months ended March 31, 2023 compared to three months ended March 31, 2022). After excluding the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison, organic GTV growth for Fiscal 2023 compared to Fiscal 2022 was 16%, which growth was driven by a 9% increase in GTV from omni-channel retail customers and an increase in hospitality GTV of 22% (10%, 3% and 20%, respectively for the three months ended March 31, 2023 compared to three months ended March 31, 2022). In Fiscal 2023, we observed many retail verticals exhibiting lower year-over-year GTV, likely owing to challenging economic conditions and reduction in consumer spending. For greater clarity, where an acquisition occurred part way through the prior comparable period, such acquisition's contributions in the current period are included for purposes of calculating organic GTV only to the extent of the same months they were included in the prior comparable period. All growth for the three months ended March 31, 2023 was organic as no acquisitions had occurred since the end of the prior comparable period. Excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our approximately 168,000 Customer Locations as at March 31, 2023 are located approximately 51% in North America and 49% across the rest of the world and the split of these Customer Locations between retail and hospitality represents approximately 62% and 38% of our total Customer Locations, respectively. Despite the Ecwid acquisition adding a significant number of lower ARPU Customer Locations to our overall customer base, our attention continues to be focused on serving the complex SMBs, particularly high GTV customers, to which our solutions are particularly well-suited and we believe that leveraging Ecwid's platform as our flagship eCommerce offering will enable these businesses to enhance their omnichannel reach and increase their selling flexibility. We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. We generate revenue primarily from the sale of cloud-based software subscriptions and our payments solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We have also integrated our software with various third party payment processors who pay us a revenue share of the payment processing revenue for customers we refer to them. These arrangements generally predate the availability of our payments solutions in the various markets we serve. Our total revenue has increased to $730.5 million for Fiscal 2023 from $548.4 million for Fiscal 2022, representing year-over- year growth of 33%. For Fiscal 2023, subscription revenue accounted for 41% of our total revenues (45% for Fiscal 2022), and transaction-based revenue accounted for 55% of our total revenues (48% for Fiscal 2022). Despite the impact of challenges and uncertainty in the macroeconomic environment, for Fiscal 2023, we had an annual net retention rate1 of approximately 110%. After excluding the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison, organic subscription and transaction-based revenue growth for Fiscal 2023 compared to Fiscal 2022 was 31% (28% for the three months ended March 31, 2023 compared to the three months ended March 31, 2022). For greater clarity, where an acquisition occurred part way through the prior comparable period, such acquisition's contributions in the (4) 2 Excluding Customer Locations and GTV attributable to the Ecwid eCommerce standalone product, Lightspeed Golf and NuORDER by Lightspeed product. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location is actively processing in the last twelve months.

current period are included for purposes of calculating organic subscription and transaction-based revenue growth only to the extent of the same months they were included in the prior comparable period. All growth for the three months ended March 31, 2023 was organic as no acquisitions had occurred since the end of the prior comparable period. In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. For Fiscal 2023, this revenue accounted for 4% of our total revenue (7% for Fiscal 2022). We plan to continue making deliberate investments to drive future growth. We believe that our future success depends on a number of factors, including our ability to expand our market share, build on the successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and our ability to selectively pursue and to integrate value-enhancing acquisitions. During the three months ended March 31, 2023, we announced a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth. This new structure represents the next deliberate step to integrate all of our acquired companies and products now that we have successfully launched our flagship products in both retail and hospitality. The reorganization included the reduction of approximately 300 roles. We plan to continue to hire core go-to-market and development roles that support disciplined growth. We believe that we have significant opportunity to continue to expand ARPU given the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. We have not been profitable to date. If we are unable to successfully implement our growth strategies and cost reduction initiatives, we may not be able to achieve profitability. For Fiscal 2023 and Fiscal 2022, we incurred an operating loss of $1,099.0 million and $318.3 million, respectively. The operating loss for Fiscal 2023 increased primarily due to a non-cash goodwill impairment charge of $748.7 million. Our cash flows used in operating activities for Fiscal 2023 were $125.3 million, and our Adjusted Cash Flows Used in Operating Activities3 were $96.0 million compared to $87.2 million and $61.3 million, respectively, for Fiscal 2022. Sustainability Sustainability is embedded in our guiding principles, and we are working towards a sustainable future and a greener economy. As part of this commitment, we have taken steps to help our customers' reduce their carbon footprint. We partner with Sustainably Run on a Carbon Free Dining program. The partnership gives our customers' diners the ability to offset the carbon emissions associated with their purchase by planting trees and provides our customers with sustainable credits towards purchasing Lightspeed products. The program has resulted in the planting of over 1.3 million trees. In addition to offsetting carbon emissions, these trees provide food, income and education for the communities sponsored to plant the trees. We also partner with TravelPerk to offset carbon emissions for our business travel by airplane, automobile, and train. We choose to partner with companies that are also environmentally conscientious. Most of our solutions are powered by Amazon Web Services ("AWS") and Google Cloud platforms. Google Cloud is 100% powered by renewable energy and AWS has committed to powering its operations with 100% renewable energy by 2025. Lightspeed is also a place of diversity, equity and inclusion, and it has been since our Executive Chair Dax Dasilva founded the Company in Montreal’s Gay Village in 2005. The first four Lightspeed employees were all from the LGBTQ2S+ community and, based on the 2023 annual DEI engagement survey, 10% of our employees identify as LGBTQ2S+. Our commitment to a diverse and inclusive workplace can be seen at all levels of our Company, including our Employee-led Networks for women, LGBTQ2S+ community members and BIPOC community members. Furthermore, the board of directors has committed to a target of at least 37.5% of women in its membership and is actively recruiting new members with this goal in mind. We believe in creating value across our ecosystem, including by ensuring meaningful wealth creation opportunities for all employees. All permanent employees are granted an equity stake in the Company upon hire, ensuring employees’ interests are aligned with those of our shareholders. Macroeconomic Conditions including COVID-19 There continues to be uncertainty in the macroeconomic environment, including with respect to increasing inflationary pressures, changes in consumer spending, instability in the banking sector, exchange rate fluctuations and increases of interest rates as well (5) 3Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".

as with respect to the duration and magnitude of the COVID-19 Pandemic and the ability to control resurgences and new variants worldwide. This macroeconomic uncertainty makes it difficult to assess the future impact these events and conditions will have on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term. Despite these ongoing risks and uncertainties, we continue to believe there is an accelerated need for our solutions in the retail and hospitality industries as SMBs look to augment traditional in-person selling models with online and digital strategies, operate with fewer employees to manage labor shortages by automating time-consuming tasks, and find new efficiencies and insights into their business. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated, outdated, and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to continue to fuel adoption of our solutions. We believe our growth, despite a challenging macroeconomic environment, is an ongoing indicator of this continued shift to cloud-based solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize our payments opportunity. Seizing our payments opportunity means monetizing a larger portion of our customers’ GTV, which for Fiscal 2023 was $87.1 billion up 18% from the $74.0 billion we processed in Fiscal 2022. We expect changes in consumer spending or other macroeconomic conditions in the various geographies in which we operate to continue to cause variability in our GTV; however, we believe our diversity in customer verticals and geographies we serve will continue to be a strong asset of the business. Additionally, the Russian invasion of Ukraine has created and is expected to continue to create further global economic uncertainty. We do not have any significant operations, customers or supplier relationships in Russia, Belarus or Ukraine, and have ceased our selling activities to new customers in Russia and Belarus. All of our intellectual property and customer data is located outside of the region. We do have personnel in Russia who were brought on via our acquisition of Ecwid, and as part of our business continuity plans have relocated many outside of Russia to mitigate any reliance on the region. The United States State Department has issued a warning that one of the potential escalations that may result in connection with the war in Ukraine and in response to the increased sanctions announced by many countries against Russia, could be an increased risk of cyber- security attacks to the networks and operations of companies operating from countries that have participated in sanctions against Russia. We take that concern very seriously and have increased our own efforts to monitor our networks and information technology infrastructure for any signs of such attacks. We will continue to monitor the situation closely, but to date we have not experienced any disruptions in our business operations as a result thereof. We continue to monitor the impact of macroeconomic events and conditions on our business, financial condition and operations, as further discussed below. Refer to the section of this MD&A entitled "Summary of Factors Affecting Our Performance", to the "Risk Factors" section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced. Key Performance Indicators We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies. Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. When excluding Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a lower ARPU, the monthly ARPU of our Customer Locations increased by 24% to approximately $335 per Customer Location as at March 31, 2023 compared to approximately $270 per Customer Location as at March 31, 2022. When including Customer Locations attributable to the Ecwid eCommerce standalone product, our customers generated monthly ARPU of approximately $145 per Customer Location as at March 31, 2022 and approximately $181 as at March 31, 2023. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period. (6)

Customer Locations. "Customer Location" means a billing merchant location for which the term of services have not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the terms of services have not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year served by our platform is an indicator of our success in terms of market penetration and growth of our business. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location was actively processing in the last twelve months. During the three months ended March 31, 2023, the number of our Customer Locations processing over $500,000/year continued to increase. Excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our Customer Locations were approximately 168,000 as at March 31, 2023 compared to approximately 163,000 as at March 31, 2022. Customer Locations attributable to the Ecwid eCommerce standalone product were approximately 158,000 as at March 31, 2023, compared to approximately 160,000 as at March 31, 2022. Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. For the three months ended March 31, 2023, GPV was $3.8 billion compared to $2.2 billion for the three months ended March 31, 2022, representing growth of 70%. For Fiscal 2023, GPV was $14.7 billion compared to $8.1 billion for Fiscal 2022, representing growth of 81%. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. For the three months ended March 31, 2023, GTV was $20.2 billion compared to $18.4 billion for the three months ended March 31, 2022, representing growth of 10%. In the three months ended March 31, 2023, we observed lower year-over-year GTV in many retail verticals likely owing to challenging economic conditions and reduction in customer spending. For Fiscal 2023, GTV was $87.1 billion compared to $74.0 billion for Fiscal 2022, representing growth of 18%. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume. Net Retention Rate. "Net Retention Rate" or "NRR". We use this measure as we believe that our ability to retain and expand the revenues generated from our existing customers is an indicator of the long-term value of our customer relationships. We track our performance in this area by measuring our NRR, which is calculated by firstly identifying a cohort of customers, or the "Base Customers", in a particular month, or the "Base Month". Billings include billings of subscriptions fees and billings of fees from our payments solutions in respect of which we act as the principal in the arrangement with the customer. We then divide the Billings for the Base Customers in the same month of the subsequent year, or the "Comparison Month", by the Billings in the Base Month to derive a monthly NRR. This by definition, does not include any customers added to our platform between the Base Month and the Comparison Month. We measure the annual NRR by taking a weighted average of the monthly NRR over the trailing twelve months. NRR excludes customers attributable to the Ecwid eCommerce standalone product. Despite the impact of challenges and uncertainty in the macroeconomic environment, for Fiscal 2023, we had an annual NRR of approximately 110%. In previous fiscal years, we have disclosed a net dollar retention rate which was calculated as of the end of each month by considering the cohort of customers on our commerce platforms as of the beginning of the month and dividing our subscription and transaction- based revenues attributable to this cohort in the then-current month by total subscription and transaction-based revenue attributable to this cohort in the immediately preceding month. Net Retention Rate is a different measure than net dollar retention rate. We believe that Net Retention Rate more clearly demonstrates whether we are successful in retaining and expanding revenue generated from our existing customers than net dollar retention rate because the longer intervening period between the months compared in calculating Net Retention Rate is more statistically significant and controls for factors such as seasonality. (7)

Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios

The information presented within this MD&A includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income (Loss)", and "Adjusted Cash Flows Used in Operating Activities" and the non-IFRS ratio "Adjusted Income (Loss) per Share - Basic and Diluted". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management's perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

Adjusted EBITDA

Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company's operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,	
(In thousands of US dollars)	**2023**	**2022**	**2023**	**2022**
	$	**$**	**$**	**$**
Net loss	(74,468)	(114,517)	(1,070,009)	(288,433)
Share-based compensation and related payroll taxes[(1)]	15,967	41,625	123,667	109,066
Depreciation and amortization[(2)]	28,380	29,972	115,261	104,548
Foreign exchange loss (gain)[(3)]	297	29	(199)	611
Net interest income[(2)]	(9,654)	(1,014)	(24,812)	(2,988)
Acquisition-related compensation[(4)]	5,746	20,433	41,792	50,491
Transaction-related costs[(5)]	2,323	872	5,834	9,653
Restructuring[(6)]	25,549	606	28,683	803
Goodwill impairment[(7)]	—	—	748,712	—
Litigation provisions[(8)]	229	576	1,409	1,655
Income tax expense (recovery)	1,283	1,679	(4,219)	(26,921)
Adjusted EBITDA	(4,348)	(19,739)	(33,881)	(41,515)

(1) These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2023, excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring, share-based compensation expense was $15,685 and $123,530, respectively (March 2022 - expense of $41,934 and $108,916), and related payroll taxes were an expense of $282 and $137, respectively (March 2022 - recovery of $309 and an expense of $150). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.

(2) In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2023, net loss includes depreciation of $2,025 related to right-of-use assets, interest expense of $278 on lease liabilities, and excludes an amount of $2,322 relating to rent expense ($2,032, $288, and $2,111, respectively, for the three months ended March 31, 2022). For Fiscal 2023, net loss includes depreciation of $8,244 related to right-of-use assets, interest expense of $1,075 on lease liabilities, and excludes an amount of $8,712 relating to rent expense ($7,743, $1,204, and $8,133, respectively, for Fiscal 2022).

(3) These non-cash gains and losses relate to foreign exchange translation.

(8)

(4) These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.

(5) These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.

(6) Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During the three months ended March 31, 2023, we announced a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth. The expenses associated with this reorganization were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).

(7) This amount represents a non-cash goodwill impairment charge (see note 16 of the audited annual consolidated financial statements for additional details).

(8) These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These amounts are included in general and administrative expenses.

Adjusted Loss and Adjusted Loss per Share - Basic and Diluted

Adjusted Loss is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income taxes and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods. Adjusted Loss per Share - Basic and Diluted is defined as Adjusted Loss divided by the weighted average number of common shares (basic and diluted). We use Adjusted Loss per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis. The following table reconciles net loss to Adjusted Loss for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,	
(In thousands of US dollars, except number of shares and per share amounts)	**2023**	**2022**	**2023**	**2022**
	$	**$**	**$**	**$**
Net loss	(74,468)	(114,517)	(1,070,009)	(288,433)
Share-based compensation and related payroll taxes(1)	15,967	41,625	123,667	109,066
Amortization of intangible assets	24,620	26,151	101,546	91,812
Acquisition-related compensation(2)	5,746	20,433	41,792	50,491
Transaction-related costs(3)	2,323	872	5,834	9,653
Restructuring(4)	25,549	606	28,683	803
Goodwill impairment(5)	—	—	748,712	—
Litigation provisions(6)	229	576	1,409	1,655
Deferred income tax expense (recovery)	(368)	1,397	(6,688)	(28,024)
Adjusted Loss	(402)	(22,857)	(25,054)	(52,977)
Weighted average number of Common Shares – basic and diluted(7)	151,774,467	148,473,309	150,404,130	141,580,917
Net loss per share – basic and diluted	(0.49)	(0.77)	(7.11)	(2.04)
Adjusted Loss per Share – Basic and Diluted	(0.00)	(0.15)	(0.17)	(0.37)

(1) These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2023, excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring, share-based compensation expense was $15,685 and $123,530, respectively (March 2022 - expense of $41,934 and $108,916), and related payroll taxes were an expense of $282 and $137, respectively (March 2022 - recovery of $309 and an expense of $150). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.

(2) These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.

(9)

(3) These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.

(4) Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During the three months ended March 31, 2023, we announced a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth. The expenses associated with this reorganization were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).

(5) This amount represents a non-cash goodwill impairment charge (see note 16 of the audited annual consolidated financial statements for additional details).

(6) These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These amounts are included in general and administrative expenses.

(7) In periods where we reported an Adjusted Loss, as a result of the Adjusted Losses incurred, all potentially-dilutive securities have been excluded from the calculation of Adjusted Loss per Share - Diluted because including them would be anti-dilutive. Adjusted Loss per Share - Diluted is the same as Adjusted Loss per Share - Basic in these periods where we incurred an Adjusted Loss.

Adjusted Cash Flows Used in Operating Activities

Adjusted Cash Flows Used in Operating Activities is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction-related costs, the payment of restructuring costs, the payment of amounts related to litigation provisions net of amounts received as insurance and indemnification proceeds and the payment of amounts related to capitalized internal development costs. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors on our business performance in regard to the Company's ability to generate cash flows. An explanation of the Adjusted Cash Flows Used in Operating Activities can be found in the "Liquidity and Capital Resources" section of this MD&A. The following table reconciles cash flows used in operating activities to Adjusted Cash Flows Used in Operating Activities for the periods indicated:

	Three months ended March 31,		Fiscal year ended March 31,	
(In thousands of US dollars)	**2023**	**2022**	**2023**	**2022**
	$	$	$	$
Cash flows used in operating activities	(41,587)	(11,342)	(125,284)	(87,218)
Payroll taxes related to share-based compensation(1)	820	156	1,705	4,953
Acquisition-related compensation(2)	2,547	746	8,590	7,839
Transaction-related costs(3)	(2,621)	431	1,888	12,208
Restructuring(4)	15,230	501	17,722	1,590
Litigation provisions(5)	209	(366)	3,306	(654)
Capitalized internal development costs(6)	(1,519)	—	(3,894)	—
Adjusted Cash Flows Used in Operating Activities	(26,921)	(9,874)	(95,967)	(61,282)

(1) These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.

(2) These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.

(3) These amounts represent the cash outflows, and inflows due to timing differences, related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These amounts also include adjustments related to the settlement of transaction-related costs of the targets that were outside the regular course of business for our acquisitions and which were assumed as liabilities on the relevant acquisition dates.

(4) Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. During the three months ended March 31, 2023, we announced a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth. The expenses associated with this reorganization were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).

(5) These amounts represent the cash inflow and outflow in respect of provisions taken, and other costs such as legal fees incurred, in respect of certain litigation matters, net of amounts received as insurance and indemnification proceeds. These cash inflows and

(10)

outflows do not include cash inflows and outflows in respect of litigation matters of a nature that we consider normal to our business. (6) These amounts represent the cash outflows associated with capitalized internal development costs. These amounts are included within the cash flows used in investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities. There were no capitalized internal development costs in the fiscal year ended March 31, 2022. Outlook A discussion of management's expectations as to the Company's outlook for the three months ending June 30, 2023 and fiscal year ending March 31, 2024 is contained in the Company's press release dated May 18, 2023 under the heading "Financial Outlook". The press release is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Information contained in, or otherwise accessed through, such press release is not deemed part of this MD&A and such press release and information is not incorporated by reference herein. Summary of Factors Affecting our Performance We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the "Risk Factors" section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Market Adoption of our Platform We intend to continue to drive adoption of our advanced commerce platform by scaling our solutions to meet the needs of both new and existing customers of all types and sizes, with our focus being on complex high GTV customers. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers and that this potential has become even greater due to the accelerating need for SMBs to move away from legacy on-premise systems towards cloud-based omni-channel solutions. We plan to do this by further developing our products and services, embedding ourselves up and down the supply chain within the ecosystem of verticals as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We also intend to selectively evaluate opportunities to offer our solutions to businesses operating in industry verticals that we do not currently serve. We plan to continue to invest in our platform to drive market adoption, particularly of our payments solutions, and our operating cash flows may fluctuate and our profitability may be impacted as we make these investments. Our market is large, evolving, highly- fragmented, competitive and has low barriers to entry in many of the countries in which we operate. Our competitors range from large, well-established vendors to smaller, earlier-stage ones. We expect competition to intensify in the future, particularly as industry consolidation occurs and as large, well-established vendors increasingly service more complex customers or shift their focus to in-person shopping and services. Our focus will be on selling our flagship products globally, as we believe two core offerings will reduce complexity, help improve go-to-market momentum and help deliver stronger performance. Customer Adoption of our Payments Solutions After excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our payments solutions are now available to the majority of our Customer Locations. We believe that our payments solutions will continue to be an increasingly important part of our business as we continue to increase their availability throughout our customer base and across our core geographies. Our payments solutions are designed to be transparent and easy to understand, and we have priced our solutions at market competitive rates based on a percentage of GTV electronically processed through our platform. We continue to see increased adoption of our payment processing solutions, which are the largest driver of revenue growth for the Company. As an increasing proportion of our revenue is generated from our payments solutions, we believe that while our total revenues may grow, our gross margins will decrease over time due to the lower gross margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream. As of the beginning of Fiscal 2024, we are now selling our POS and payments solutions together as one unified offering. We believe embedded payments results in the best experience for customers by improving consistency and reliability, streamlining support and billing, and enhancing opportunities for them to avail themselves of innovative product functionality. We are helping our customers by offering free hardware and implementation, helping with contract buy-outs and offering competitive rates. As a result of this initiative, we will require our eligible new and existing customers to adopt our payments solutions. We believe processing additional GTV for new and existing (11)

customers through our payments solutions will help advance our growth strategies and enable us to reduce complexity in our business. In addition, this initiative will help reduce the costs of supporting a variety of third party payment processors. Cross-selling and Up-selling with Existing Customers Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with significantly lower sales and marketing expense. We use a "land and expand" approach, with many of our customers initially deploying our platform for a specific use case. Once they realize the benefits and wide functionality of our platform, they can expand the number of use cases including services such as Lightspeed Advanced Insights, Lightspeed Payments and Lightspeed Capital. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platform and to increase the usage and awareness of our solutions. Such investments include integrating Lightspeed B2B to enable inventory ordering straight from our merchants’ POS, and to provide brands with data insights on consumers and trends to optimize manufacturing and distribution. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions. Economic Conditions and Resulting Consumer Spending Trends Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations. Such conditions and events may adversely affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Deterioration in general economic conditions, including any rise in unemployment rates, inflation and increases in interest rates, have adversely affected and may continue to adversely affect consumer spending, consumer debt levels and credit and debit card usage, and as a result, have adversely affected our financial performance by reducing the number of transactions or average purchase amount of transactions processed using our payments solutions. Deterioration in general economic conditions may also cause financial institutions to restrict credit lines to cardholders or limit the issuance of new cards to mitigate cardholder credit concerns, which could further reduce the number or average purchase amount of transactions processed using our payments solutions. Many of the customers that use our platform are SMBs and many are also in the entrepreneurial stage of their development. SMBs may be disproportionately affected by the aforementioned economic conditions or economic downturns, especially if they sell discretionary goods. SMBs may also be disproportionately affected by other economic conditions, including labor shortages and global supply chain issues. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions. Economic and geopolitical uncertainties, including those related to the COVID-19 Pandemic, variants of the COVID-19 virus, and Russia's invasion of Ukraine may further amplify such risks. Economic downturns have and may continue to adversely impact retail and hospitality sales, which could result in us processing lower payments volumes and customers who use our platform going out of business or deciding to stop using our services in order to conserve cash. Moreover, our customers that run restaurants or customers in certain of our retail verticals operate in industries which are intensely competitive and subject to heightened exposure to economic conditions affecting consumer discretionary spending, resulting in overall risk and a rate of failure that are typically greater than for businesses generally. Weakening economic conditions may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses to our merchant cash advance program, any of which could adversely affect our business. COVID-19 Pandemic The future impact of the COVID-19 Pandemic on our business, financial condition and results of operations remains uncertain. Measures attempting to contain and mitigate the effects of the virus such as travel restrictions, self-isolation measures, mandatory closures of non-essential services and businesses, physical distancing practices, and the resulting effect on the operations of and spending by merchants, brands and consumers including supply chain issues have disrupted and may in the future disrupt our normal operations and impact our employees, vendors, partners, and our customers and their consumers. The degree to which COVID-19 will continue to affect our business, operating results and financial condition will depend on highly uncertain and unpredictable future developments. The COVID-19 Pandemic has impacted and may in the future impact our customers, including their GTV, overall demand for our services, and anticipated subscription pauses and churn rates due to business closures and temporary business shutdowns. It has also limited, and may in the future limit, their ability to obtain inventory or ingredients and supplies, to generate sales, or to make (12)

timely payments to us. COVID-19 has also caused heightened uncertainty in the global economy. Slowdowns in economic growth, particularly where they reduce consumer spending, have negatively impacted and may continue to negatively impact our customers and our results of operations. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses for our merchant cash advance program and may require us to recognize an impairment related to our non-financial assets in our financial statements. See the risk factor in our Annual Information Form titled "We have in the past suffered losses due to goodwill impairment and may in the future suffer losses due to impairment charges" for more information. Uncertainty in the global economy and market volatility has been and may in the future be exacerbated by new variants and mutations of the COVID-19 virus. Continued capital markets volatility may cause further declines in the price of our subordinate voting shares, increasing the risk that further securities class action lawsuits may be instituted against us. The COVID-19 Pandemic and related restrictions may also disrupt or delay the ability of employees to work, cause delays or disruptions in services provided by our vendors, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. The duration, severity and ongoing impacts of the COVID-19 Pandemic may also have the effect of heightening many of the other risks described herein, in our most recent Annual Information Form and in our filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 Pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations. While it remains difficult to estimate the overall severity, extent or duration of the COVID-19 Pandemic, to the extent it materially adversely affects our employees, customers, vendors, partners and/or other stakeholders, it may also have a material adverse effect on our business, financial condition or results of operations. Scaling our Sales and Marketing Team Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our headcount will continue to increase as a result of these investments. To complement this strategy, we have begun to invest in outbound-led lead generation, particularly in our U.S. markets and for complex merchants and restaurateurs with high annual GTV. In certain instances, we have supplemented this approach with field sales teams. Retaining and Motivating Qualified Personnel Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our ability to identify, hire, develop, motivate and retain qualified personnel will directly affect our ability to maintain and grow our business, and such efforts will require significant time, expense and attention. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills and employees with high levels of experience in designing and developing software and internet-related services, will be critical to our future success and demand and competition for such talent is high. We are also substantially dependent on our direct sales force to obtain new customers and increase sales to existing customers. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, and retaining a sufficient number of sales personnel to support our growth. While we have in the past issued, and intend to continue to issue, options, restricted share units or other equity awards as key components of our overall compensation, employee attraction and retention efforts, we are required under IFRS to recognize shared-based compensation expense in our operating results for employee share- based compensation under our equity grant programs which may increase the pressure to limit share-based compensation. See the risk factor in our Annual Information Form titled "If we are unable to hire, retain and motivate qualified personnel, our business will suffer" for more information. International Sales We believe that global demand for our platform will continue to increase as SMBs seek out end-to-end solutions with omni- channel capabilities to enable their businesses to thrive and succeed in an increasingly complex operating environment. Accordingly, we believe there is a significant opportunity to grow our international business. We have invested, and plan to continue to opportunistically invest, ahead of this potential demand in personnel and marketing, and to make selective acquisitions to support our international growth. For each new geography where we expand or seek to expand, we focus on understanding the (13)

needs of the local market and invest to develop relationships and our products, as well as understanding and complying with applicable local regulatory and compliance frameworks. Seasonality We believe our transaction-based revenues will continue to represent an increasing proportion of our overall revenue mix over time as a result of the continued customer adoption of our payments solutions, and we expect seasonality of our quarterly results to continue to increase. We expect our overall revenues to continue to become increasingly correlated with respect to the GTV processed by our customers through our platform. Foreign Currency Exchange rate fluctuations may negatively affect our results of operations. Our presentation and functional currency is the U.S. dollar. We derive the largest portion of our revenues in U.S. dollars and the largest proportion of our expenses in U.S. dollars. Exchange rate fluctuations have and may continue to negatively affect our revenue as our software subscriptions are generally billed in the local currency of the country in which the customer is located, and the underlying GPV (from which we earn transaction-based revenue) is also expected to be denominated in local currency. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the U.S. dollar would reduce our revenues as measured in U.S. dollars. Our head office and a significant portion of our employees are located in Canada, along with additional presence in Europe, Australia and New Zealand. A large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in other foreign currencies. As a result, our expenses may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro. During Fiscal 2022, we adopted a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and expenses by entering into foreign exchange forward contracts which we have designated as cash flow hedges. Our hedging program does not mitigate the impact of foreign currency fluctuations on our revenue. We do not have foreign exchange forward contracts in place with respect to all currencies in which we currently do business but may, from time to time, enter into additional foreign exchange forward contracts in respect of other foreign currencies. Currency hedging entails a risk of illiquidity and, to the extent the applicable foreign currency fluctuates in value against the U.S. dollar, the use of hedges could result in losses greater than if the hedging had not been used. There can be no assurance that our hedging strategies, if any, will be effective in the future or that we will be able to enter into foreign exchange forward contracts on satisfactory terms. See the "Risk Factors" section of our most recent Annual Information Form, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations. Selective Pursuit of Acquisitions We have complemented our organic growth strategies by taking a targeted and opportunistic approach to acquisitions, identifying acquisition targets with a view to accelerating our product roadmap, increasing our market penetration, going deep into verticals and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued global expansion both organically and in integrating the companies we acquire. We believe that we remain well-positioned to continue to grow organically around the globe and to selectively pursue new acquisitions given our experience and scale. However, such acquisitions and investments could divert management’s attention, result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions and investments are ultimately completed. Goodwill Impairment We have incurred a non-cash impairment charge for goodwill and may incur further impairment charges which would negatively impact our operating results. We account for goodwill impairment in accordance with IAS 36, Impairment of Assets, which among other things, requires that goodwill be tested for impairment at least annually. During the three months ended December 31, 2022, there were changes in macroeconomic conditions and our share price and market capitalization decreased. This led to the carrying amount of our net assets exceeding our market capitalization as at December 31, 2022. This triggered an impairment test to be performed on the Company's goodwill for our operating segment (the "Segment") which is the level at which management monitors goodwill. The timing of this test also aligned with our annual impairment test of goodwill. Our test as at December 31, 2022 resulted in a non-cash impairment charge of $748.7 million related to goodwill during the three months ended December 31, 2022 as the terminal value multiple was negatively impacted by the macroeconomic conditions and our share price decrease, and our revenue growth rate was negatively impacted by the macroeconomic impact on our customer's sales. (14)

If the carrying value of the Segment is below the Segment's recoverable amount in the future, we may have to recognize further goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. We are required to perform our next annual goodwill impairment analysis on December 31, 2023, or earlier should there be a goodwill impairment trigger before then. For additional information, refer to note 16 of our audited annual consolidated financial statements for Fiscal 2023. Key Components of Results of Operations Revenues Subscription Revenue We principally generate subscription-based revenue through the sale of subscriptions to our software solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable our solutions to scale with customers as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners. In addition to the core subscriptions outlined above, customers can purchase add-on services such as delivery, advanced insights, accounting and inventory management, amongst others. In addition, we generate revenues through revenue sharing agreements from our partners. Transaction-based Revenue We generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We generate transaction-based revenues from our payments solutions as well as our revenue sharing agreements with our integrated payment partners. The revenue sharing arrangements mainly predate the availability of Lightspeed Payments and are also the result of inherited revenue streams from some of our acquisitions. Since we do not act as the principal in these arrangements, we recognize revenue from these streams at the net amount retained by us in accordance with IFRS. It also means we generally earn inferior economics as a result when compared to payments solutions in respect of which we act as principal given that we have less control of the underlying customer relationship. We have, on multiple occasions, been able to leverage our increased scale to renegotiate our relationships with our payments partners resulting in better payments economics overall. In addition, we have contracted with a number of third-party vendors that sell products to the same customers as the Company. We refer customers to these vendors and earn a referral fee. We also earn revenues from Lightspeed Capital, a merchant cash advance ("MCA") program pursuant to which we purchase a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to us, until the outstanding balance has been fully remitted. Our payments solutions allow our customers to accept electronic payments in-store, through connected terminals and online. After excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our payments solutions are now available to the majority of our Customer Locations. Offering embedded payments functionality is highly complementary to the platform we offer our customers today and will allow us to monetize a greater portion of the $87.1 billion in GTV processed in Fiscal 2023. Hardware and Other Revenue These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our tablets, customer facing display, receipt printers, networking hardware, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories. Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our customers in some circumstances in the form of on-site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of certified partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships. (15)

Direct Cost of Revenues Subscription Cost of Revenue Cost of subscription revenue primarily includes salaries and other employee related costs for a subset of the support team, costs associated with hosting infrastructure for our services and certain corporate overhead allocations. Significant expenses include costs of our support including total salaries and benefits, share-based compensation and related payroll taxes, data center capacity costs, professional fees and other third-party direct costs such as customer support and royalties and amounts paid to third-party cloud service providers. Transaction-based Cost of Revenue Transaction-based cost of revenue primarily includes direct costs when transactions are processed using our payments solutions, direct costs related to our merchant cash advance program, salaries and other employee related costs, including share-based compensation and related payroll taxes, for a subset of the support team, and certain corporate overhead allocations. The direct costs include costs of interchange and network assessment fees, processing fees, and bank settlement fees to third-party payment processors and financial institutions involved in settlement. Hardware and Other Cost of Revenue Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with third-party fulfillment companies, shipping and handling and inventory adjustments, expenses related to costs of professional services provided to customers, salaries and other employee related costs, including share-based compensation and related payroll taxes, and other corporate overhead allocations. Operating Expenses General and Administrative General and administrative expenses consist of salaries and other employee related costs, including share-based compensation and related payroll taxes, for finance, accounting, legal, administrative, human resources, as well as financial services. These expenses also consist of expenses related to information technology, information systems, information security, and corporate data employees which expenses are partially allocated to research and development, sales and marketing, and direct cost of revenues. General and administrative expenses also include other professional fees, transaction-related costs related to our acquisitions, litigation costs, costs associated with internal systems and general corporate expenses. As a public company in the United States, it is expensive for us to obtain director and officer liability insurance, and we continue to have to manage trade-offs between accepting reduced coverage or incurring higher costs to continue or expand our coverage, although changes to the laws and regulations governing insurance coverage for companies domiciled in Quebec have had a favorable impact on certain of our premiums. In the longer term, we expect general and administrative expenses to decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business. Research and Development Research and development expenses consist primarily of salaries and other employee related costs, including share-based compensation and related taxes, for product-related functions including product management, core development, data, product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platform. These expenses give rise to tax credits primarily from the Canadian Federal Scientific Research and Experimental Development Program and the Tax Credit for the Development of e-business, or "SR&ED" and "e-business" tax credits, respectively. Although the Company's e-business tax credits are mostly refundable, a portion of e-business tax credits is non-refundable and is carried forward to reduce future Quebec income taxes payable and SR&ED tax credits are non-refundable and are carried forward to reduce future federal income taxes payable. Given the Company’s recent losses in Canada, these non-refundable SR&ED credits and e-business credits have not been recognized in the financial statements. Upon recognition, they will reduce research and development expenses. Although not immediately, given that we are still scaling our technology group in line with anticipated growth, we expect research and development expenses to decline in proportion to total revenue as we achieve additional economies of scale from our expansion. The Company recognizes internal development costs as intangible assets only when certain criteria are met (refer to note 3 of the audited annual consolidated financial statements for more details). (16)

Sales and Marketing Sales and marketing expenses consist primarily of selling and marketing costs and salaries and other employee related costs, including share-based compensation and related payroll taxes, for sales and business development and marketing. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues as we achieve additional economies of scale from our expansion and as we sell more of our technology suite, including our payments solutions, to our existing customer base. Acquisition-related Compensation Acquisition-related compensation expenses represent the portion of the consideration paid to acquired businesses which is contingent upon the ongoing employment or service obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved. This portion of the purchase price is amortized over the related service period for those key personnel. (17)

Results of Operations The following table outlines our consolidated statements of loss for the three months and the fiscal years ended March 31, 2023 and 2022: Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except per share amounts) 2023 2022 2023 2022 $ $ $ $ Revenues Subscription 76,215 70,542 298,763 248,430 Transaction-based 99,568 66,729 399,552 264,044 Hardware and other 8,445 9,287 32,191 35,898 Total revenues 184,228 146,558 730,506 548,372 Direct cost of revenues Subscription 19,036 20,657 80,064 72,192 Transaction-based 66,539 43,822 271,035 159,432 Hardware and other 11,692 12,426 47,446 45,575 Total cost of revenues 97,267 76,905 398,545 277,199 Gross profit 86,961 69,653 331,961 271,173 Operating expenses General and administrative 22,139 28,240 105,939 95,253 Research and development 30,805 36,837 140,442 121,150 Sales and marketing 56,884 67,388 250,371 216,659 Depreciation of property and equipment 1,735 1,789 5,471 4,993 Depreciation of right-of-use assets 2,025 2,032 8,244 7,743 Foreign exchange loss (gain) 297 29 (199) 611 Acquisition-related compensation 5,746 20,433 41,792 50,491 Amortization of intangible assets 24,620 26,151 101,546 91,812 Restructuring 25,549 606 28,683 803 Goodwill impairment — — 748,712 — Total operating expenses 169,800 183,505 1,431,001 589,515 Operating loss (82,839) (113,852) (1,099,040) (318,342) Net interest income 9,654 1,014 24,812 2,988 Loss before income taxes (73,185) (112,838) (1,074,228) (315,354) Income tax expense (recovery) Current 1,651 282 2,469 1,103 Deferred (368) 1,397 (6,688) (28,024) Total income tax expense (recovery) 1,283 1,679 (4,219) (26,921) Net loss (74,468) (114,517) (1,070,009) (288,433) Net loss per share – basic and diluted (0.49) (0.77) (7.11) (2.04) (18)

The following table outlines share-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three months and the fiscal years ended March 31, 2023 and 2022:

	Three months ended March 31,		Fiscal year ended March 31,	
(In thousands of US dollars)	**2023**	**2022**	**2023**	**2022**
	$	**$**	**$**	**$**
Direct cost of revenues	835	2,149	6,945	6,345
General and administrative	3,533	10,736	33,963	26,377
Research and development	4,491	10,319	35,504	29,705
Sales and marketing	7,108	18,421	47,255	46,639
Restructuring	5,637	—	5,637	—
Total share-based compensation and related costs	21,604	41,625	129,304	109,066

For the three months and fiscal year ended March 31, 2023, excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring, the share-based compensation expense was $15,685 and $123,530, respectively (March 2022 - expense of $41,934 and $108,916), and the related payroll taxes were an expense of $282 and $137, respectively (March 2022 - recovery of $309 and expense of $150).

The increase in share-based compensation and related payroll taxes in Fiscal 2023 was primarily driven by the issuance of stock options and awards to new and existing employees, including those from our acquisitions, to our Chief Executive Officer ("CEO"), Chief Operating Officer ("COO") and Chief Financial Officer ("CFO") in connection with their respective promotions to these positions towards the end of Fiscal 2022, and to key personnel and executives as retention incentives in a competitive job market. The decrease in share-based compensation and related costs in the three months ended March 31, 2023 was primarily due to the forfeitures of awards of employees who were included in the restructuring during the quarter, and a reduction in the expense for PSUs issued to the founders of NuORDER in the three months ended March 31, 2022.

Results of Operations for the Three Months and Fiscal Years Ended March 31, 2023 and 2022

Revenues

	Three months ended March 31,				Fiscal year ended March 31,			
(In thousands of US dollars, except percentages)	**2023**	**2022**	**Change**	**Change**	**2023**	**2022**	**Change**	**Change**
	$	**$**	**$**	**%**	**$**	**$**	**$**	**%**
Revenues								
Subscription	76,215	70,542	5,673	8.0	298,763	248,430	50,333	20.3
Transaction-based	99,568	66,729	32,839	49.2	399,552	264,044	135,508	51.3
Hardware and other	8,445	9,287	(842)	(9.1)	32,191	35,898	(3,707)	(10.3)
Total revenues	184,228	146,558	37,670	25.7	730,506	548,372	182,134	33.2
Percentage of total revenues								
Subscription	41.4 %	48.1 %			40.9 %	45.3 %		
Transaction-based	54.0 %	45.5 %			54.7 %	48.2 %		
Hardware and other	4.6 %	6.4 %			4.4 %	6.5 %		
Total	100 %	100 %			100 %	100 %		

Subscription Revenue

Subscription revenue for the three months ended March 31, 2023 increased by $5.7 million or 8% as compared to the three months ended March 31, 2022. The increase was primarily due to growth in our subscription customer base, including Customer

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Locations processing over $500,000/year, adoption of our new flagship solutions and customers adopting additional modules of our platform. The increase in revenue was offset by lower exchange rates on currencies other than U.S. dollars in the quarter.

Subscription revenue for Fiscal 2023 increased by $50.3 million or 20% as compared to Fiscal 2022. The increase was primarily due to growth in our subscription customer base, including Customer Locations processing over $500,000/year and Customer Locations from the acquisitions of NuORDER and Ecwid, adoption of our new flagship solutions, and customers adopting additional modules of our platform. The increase in revenue was offset by lower exchange rates on currencies other than U.S. dollars in the period.

Transaction-based Revenue

Transaction-based revenue for the three months ended March 31, 2023 increased by $32.8 million or 49% as compared to the three months ended March 31, 2022. The increase was primarily due to continued adoption of our payments solutions which led to an increase in GPV of 70% from $2.2 billion to $3.8 billion.

Transaction-based revenue for Fiscal 2023 increased by $135.5 million or 51% as compared to Fiscal 2022. The increase was primarily due to continued adoption of our payments solutions which led to an increase in GPV of 81% from $8.1 billion to $14.7 billion.

Hardware & Other Revenue

Hardware and other revenue for the three months ended March 31, 2023 decreased by $0.8 million or 9% as compared to the three months ended March 31, 2022 due to additional discounts and incentives provided during the three months ended March 31, 2023 in order to encourage new business given the competitive nature of our industry. Lower exchange rates on currencies other than U.S. dollars in the quarter also contributed to the decrease in revenue.

Hardware and other revenue for Fiscal 2023 decreased by $3.7 million or 10% as compared to Fiscal 2022 due to additional discounts and incentives provided during Fiscal 2023 in order to encourage new business given the competitive nature of our industry. Lower exchange rates on currencies other than U.S. dollars in the period also contributed to the decrease in revenue.

Direct Cost of Revenues

	Three months ended March 31,				Fiscal year ended March 31,			
(In thousands of US dollars, except percentages)	**2023**	**2022**	**Change**	**Change**	**2023**	**2022**	**Change**	**Change**
	$	**$**	**$**	**%**	**$**	**$**	**$**	**%**
Direct cost of revenues								
Subscription	19,036	20,657	(1,621)	(7.8)	80,064	72,192	7,872	10.9
Transaction-based	66,539	43,822	22,717	51.8	271,035	159,432	111,603	70.0
Hardware and other	11,692	12,426	(734)	(5.9)	47,446	45,575	1,871	4.1
Total costs of revenues	97,267	76,905	20,362	26.5	398,545	277,199	121,346	43.8
Percentage of revenue								
Subscription	25.0 %	29.3 %			26.8 %	29.1 %		
Transaction-based	66.8 %	65.7 %			67.8 %	60.4 %		
Hardware and other	138.4 %	133.8 %			147.4 %	127.0 %		
Total	52.8 %	52.5 %			54.6 %	50.5 %		

Subscription Cost of Revenue

Subscription cost of revenue for the three months ended March 31, 2023 decreased by $1.6 million or 8% as compared to the three months ended March 31, 2022. Included in subscription cost of revenue for the three months ended March 31, 2023 was $0.7 million in share-based compensation and related payroll taxes, compared to $1.7 million in the three months ended March 31, 2022. The remainder of the decrease of $0.6 million was primarily due to a decrease in salary and other employee-

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related costs of $2.0 million offset by higher hosting costs of $0.9 million associated with supporting a greater number of Customer Locations utilizing our platform, including Customer Locations processing over $500,000/year, higher royalties of $0.3 million and higher professional fees and other costs of $0.2 million.

Subscription cost of revenue for Fiscal 2023 increased by $7.9 million or 11% as compared to Fiscal 2022. Included in subscription cost of revenue for Fiscal 2023 was $5.7 million in share-based compensation and related payroll taxes, compared to $5.0 million in Fiscal 2022. The remainder of the increase of $7.2 million was primarily due to higher salary and other employee-related costs of $1.0 million, higher hosting costs of $3.7 million associated with supporting a greater number of Customer Locations utilizing our platform, including Customer Locations processing over $500,000/year and Customer Locations from the acquisitions of NuORDER and Ecwid, higher royalties of $1.6 million and higher professional fees and other costs of $0.9 million.

Transaction-based Cost of Revenue

Transaction-based cost of revenue for the three months ended March 31, 2023 increased by $22.7 million or 52% as compared to the three months ended March 31, 2022. The increase was primarily due to direct costs related to higher revenue from our payments solutions compared to the three months ended March 31, 2022.

Transaction-based cost of revenue for Fiscal 2023 increased by $111.6 million or 70% as compared to Fiscal 2022. The increase was primarily due to direct costs related to higher revenue from our payments solutions compared to Fiscal 2022.

Hardware and Other Cost of Revenue

Direct cost of hardware and other revenue for the three months ended March 31, 2023 decreased by $0.7 million or 6% as compared to the three months ended March 31, 2022 mainly due to lower salary and other employee-related costs of $0.2 million and lower hardware costs of $0.6 million for the period. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry.

Direct cost of hardware and other revenue for Fiscal 2023 increased by $1.9 million or 4% as compared to Fiscal 2022 mainly due to higher salary and other employee-related costs of $1.0 million and increased hardware costs of $1.0 million for the period. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry.

Gross Profit

(In thousands of US dollars, except percentages)	Three months ended March 31, 2023 $	Three months ended March 31, 2022 $	Change $	Change %	Fiscal year ended March 31, 2023 $	Fiscal year ended March 31, 2022 $	Change $	Change %
Gross profit	86,961	69,653	17,308	24.8	331,961	271,173	60,788	22.4
Percentage of total revenues	47.2 %	47.5 %			45.4 %	49.5 %		

Gross profit for the three months ended March 31, 2023 increased by $17.3 million or 25% compared to the three months ended March 31, 2022. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platform, including Customer Locations processing over $500,000/year, the adoption of our new flagship solutions and an increase in the GTV processed by our customers through our platform. A higher proportion of transaction-based revenue in the three months ended March 31, 2023 as compared to the three months ended March 31, 2022 reduced gross profit as a percentage of revenue. Our gross profit benefited from $0.8 million in savings in salary and other employee-related costs due to the restructuring we announced during the three months ended March 31, 2023.

Gross profit for Fiscal 2023 increased by $60.8 million or 22% compared to Fiscal 2022. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platform, including Customer Locations processing over $500,000/year, the adoption of our new flagship solutions, an increase in the GTV processed by our customers through our platform, and the impact of our acquisitions of NuORDER and Ecwid, partially offset by lower

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margins in hardware and other revenue. A higher proportion of transaction-based revenue in Fiscal 2023 as compared to Fiscal 2022 reduced gross profit as a percentage of revenue.

Operating Expenses

General and Administrative

(In thousands of US dollars, except percentages)	Three months ended March 31, 2023 $	Three months ended March 31, 2022 $	Change $	Change %	Fiscal year ended March 31, 2023 $	Fiscal year ended March 31, 2022 $	Change $	Change %
General and administrative	22,139	28,240	(6,101)	(21.6)	105,939	95,253	10,686	11.2
Percentage of total revenues	12.0%	19.3%			14.5 %	17.4 %		

General and administrative expenses for the three months ended March 31, 2023 decreased by $6.1 million or 22% compared to the three months ended March 31, 2022. Included in general and administrative expenses for the three months ended March 31, 2023 is $3.5 million of share-based compensation expense and related payroll taxes, $2.3 million in transaction-related costs and $0.2 million related to provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $10.7 million, $0.6 million and $0.6 million, respectively, in the three months ended March 31, 2022. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses decreased by $0.3 million driven by a decrease of $0.3 million from lower salary and other employee-related costs which includes $1.0 million in savings from the restructuring announced during the three months ended March 31, 2023, a decrease of $0.7 million related to professional fees and other expenses and a decrease of $0.7 million in D&O insurance, offset by a $1.4 million increase in bad debt expense which is expected as our revenue continues to increase and as we grow our merchant cash advance business. Our general and administrative expenses as a percentage of revenue decreased from 19% to 12% from the three months ended March 31, 2022 to the three months ended March 31, 2023.

General and administrative expenses for Fiscal 2023 increased by $10.7 million or 11% compared to Fiscal 2022. Included in general and administrative expenses for Fiscal 2023 is $34.0 million of share-based compensation expense and related payroll taxes, $5.1 million in transaction-related costs and $1.4 million related to provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $26.4 million, $8.4 million and $1.7 million, respectively, in Fiscal 2022. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $6.7 million driven by higher salary and other employee-related costs of $7.1 million, which includes $0.2 million from the acquisitions of NuORDER and Ecwid, and a $2.6 million increase in bad debt expense, offset by a $2.1 million decrease in D&O insurance and a $0.9 million decrease in professional fees and other expenses. Our general and administrative expenses as a percentage of revenue decreased from 17% to 15% from Fiscal 2022 to Fiscal 2023.

Research and Development

(In thousands of US dollars, except percentages)	Three months ended March 31, 2023 $	Three months ended March 31, 2022 $	Change $	Change %	Fiscal year ended March 31, 2023 $	Fiscal year ended March 31, 2022 $	Change $	Change %
Research and development	30,805	36,837	(6,032)	(16.4)	140,442	121,150	19,292	15.9
Percentage of total revenues	16.7%	25.1%			19.2 %	22.1 %		

Research and development expenses for the three months ended March 31, 2023 decreased by $6.0 million or 16% compared to the three months ended March 31, 2022. Included in research and development expenses for the three months ended March 31,

(22)

2023 is $4.5 million of share-based compensation expense and related payroll taxes compared to $10.3 million in the three months ended March 31, 2022. When excluding share-based compensation and related payroll taxes, research and development expenses decreased by $0.2 million driven by lower salary and other employee-related costs of $1.1 million which includes $2.2 million in savings from the restructuring announced during the three months ended March 31, 2023 offset by an increase in salary and other employee-related costs of employees working on our flagship products, and $0.4 million related to a decrease in hosting costs, offset by $1.3 million related to an increase in professional fees and other expenses. Our research and development costs as a percentage of revenue decreased from 25% to 17% from the three months ended March 31, 2022 to the three months ended March 31, 2023. Research and development expenses for Fiscal 2023 increased by $19.3 million or 16% compared to Fiscal 2022. Included in research and development expenses for Fiscal 2023 is $35.5 million of share-based compensation expense and related payroll taxes compared to $29.7 million in Fiscal 2022. When excluding share-based compensation and related payroll taxes, research and development expenses increased by $13.5 million driven by higher salary and other employee-related costs of $6.9 million, which includes $5.1 million from the acquisitions of NuORDER and Ecwid, $0.4 million related to an increase in hosting costs and $6.2 million related to an increase in professional fees and other expenses. Our research and development costs as a percentage of revenue decreased from 22% to 19% from Fiscal 2022 to Fiscal 2023. Sales and Marketing Three months ended March 31, Fiscal year ended March 31, (In thousands of US dollars, except percentages) 2023 2022 Change Change 2023 2022 Change Change $ $ $ % $ $ $ % Sales and marketing 56,884 67,388 (10,504) (15.6) 250,371 216,659 33,712 15.6 Percentage of total revenues 30.9% 46.0% 34.3% 39.5 % Sales and marketing expenses for the three months ended March 31, 2023 decreased by $10.5 million or 16% as compared to the three months ended March 31, 2022. Included in sales and marketing expenses for the three months ended March 31, 2023 is $7.1 million of share-based compensation expense and related payroll taxes and nil transaction-related costs compared to $18.4 million and $0.3 million, respectively, in the three months ended March 31, 2022. When excluding share-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $1.1 million driven by higher salary and other employee-related costs of $5.3 million which includes $2.0 million in savings from the restructuring announced during the three months ended March 31, 2023 offset by an increase in salary and other employee-related costs including employees selling our flagship products, offset by $0.1 million related to a decrease in professional fees and other expenses and a $4.1 million decrease in other investments in sales and marketing. Our sales and marketing costs as a percentage of revenue decreased from 46% to 31% from the three months ended March 31, 2022 to the three months ended March 31, 2023. Sales and marketing expenses for Fiscal 2023 increased by $33.7 million or 16% as compared to Fiscal 2022. Included in sales and marketing expenses for Fiscal 2023 is $47.3 million of share-based compensation expense and related payroll taxes and $0.7 million in transaction-related costs compared to $46.6 million and $1.2 million, respectively, in Fiscal 2022. When excluding share-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $33.6 million driven by higher salary and other employee-related costs of $22.2 million which includes $5.3 million from the acquisitions of NuORDER and Ecwid, $7.4 million incurred for other investments in sales and marketing including marketing acquisition and growth spend and trade shows, $3.3 million related to our annual sales, customer and partner summit which we had provided in a virtual format in the prior comparable period and brought back to in person during the three months ended June 30, 2022, and $0.7 million related to an increase in professional fees and other expenses. Our sales and marketing costs as a percentage of revenue decreased from 40% to 34% from Fiscal 2022 to Fiscal 2023. (23)

Depreciation

(In thousands of US dollars, except percentages)	Three months ended March 31,				Fiscal year ended March 31,			
	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%
Depreciation of property and equipment	1,735	1,789	(54)	(3.0)	5,471	4,993	478	9.6
Depreciation of right-of-use assets	2,025	2,032	(7)	(0.3)	8,244	7,743	501	6.5
	3,760	3,821	(61)	(1.6)	13,715	12,736	979	7.7
Percentage of total revenues	2.0%	2.6%			1.9 %	2.3 %		

Depreciation of property and equipment and right-of-use assets for the three months ended March 31, 2023 decreased by 2% as compared to the three months ended March 31, 2022. The decrease in the depreciation of property and equipment results mainly from fully depreciated fixed assets in the last 12 months offset by additions to property and equipment. The consistent depreciation of right-of-use assets is mainly the result of signing new lease commitments offset by lease terminations in the last 12 months.

Depreciation of property and equipment expenses for Fiscal 2023 increased by $0.5 million or 10% as compared to Fiscal 2022. The increase in the depreciation of property and equipment results from additions to property and equipment made throughout the last 12 months. The increase in the depreciation of right-of-use assets of $0.5 million or 6% is mainly the result of leases obtained through the acquisition of NuORDER and new lease commitments offset by lease terminations in the last 12 months.

Foreign Exchange Loss (Gain)

(In thousands of US dollars, except percentages)	Three months ended March 31,				Fiscal year ended March 31,			
	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%
Foreign exchange loss (gain)	297	29	268	924.1	(199)	611	(810)	(132.6)
Percentage of total revenues	0.2 %	0.0 %			0.0 %	0.1 %		

Foreign exchange loss for the three months ended March 31, 2023 increased as compared to the three months ended March 31, 2022. The foreign exchange difference went from a foreign exchange loss for the fiscal year ended March 31, 2022 to a foreign exchange gain for the fiscal year ended March 31, 2023. Foreign exchange gains and losses arise as we have financial assets and liabilities outstanding in currencies other than the U.S. dollar, our functional currency. Items included in our results are measured in U.S. dollars and foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.

Acquisition-related Compensation

(In thousands of US dollars, except percentages)	Three months ended March 31,				Fiscal year ended March 31,			
	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%
Acquisition-related compensation	5,746	20,433	(14,687)	(71.9)	41,792	50,491	(8,699)	(17.2)
Percentage of total revenues	3.1%	13.9%			5.7 %	9.2 %		

(24)

Acquisition-related compensation expense for the three months ended March 31, 2023 decreased by $14.7 million or 72% compared to the three months ended March 31, 2022. The decrease is due to lower deferred compensation from our acquisitions of Ecwid and NuORDER, which have both been partially settled. The majority of this acquisition-related compensation is tied to ongoing employment obligations in connection with certain of our acquisitions. This acquisition-related compensation was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.

Acquisition-related compensation expense for Fiscal 2023 decreased by $8.7 million or 17% compared to Fiscal 2022. The decrease is due to lower deferred compensation from our acquisitions of NuORDER, iKentoo, Kounta and Gastrofix, which have all been either partially or fully settled, offset by additional deferred compensation from Ecwid. The majority of this acquisition-related compensation is tied to ongoing employment obligations in connection with certain of our acquisitions. This acquisition-related compensation was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.

Amortization of Intangible Assets

	Three months ended March 31,				Fiscal year ended March 31,			
(In thousands of US dollars, except percentages)	**2023**	**2022**	**Change**	**Change**	**2023**	**2022**	**Change**	**Change**
	$	**$**	**$**	**%**	**$**	**$**	**$**	**%**
Amortization of intangible assets	24,620	26,151	(1,531)	(5.9)	101,546	91,812	9,734	10.6
Percentage of total revenues	13.4%	17.8%			13.9 %	16.7 %		

Amortization of intangible assets for the three months ended March 31, 2023 decreased by $1.5 million or 6% as compared to the three months ended March 31, 2022. The decrease in amortization relates primarily to the Chronogolf customer relationships and the Kounta and Gastrofix software technology intangible assets which are fully amortized as at March 31, 2023.

Amortization of intangible assets for Fiscal 2023 increased by $9.7 million or 11% as compared to Fiscal 2022. The increase in amortization relates primarily to intangibles acquired through the NuORDER and Ecwid acquisitions offset by a decrease in amortization relating to the Chronogolf customer relationships and the Kounta and Gastrofix software technology intangible assets.

Restructuring

	Three months ended March 31,				Fiscal year ended March 31,			
(In thousands of US dollars, except percentages)	**2023**	**2022**	**Change**	**Change**	**2023**	**2022**	**Change**	**Change**
	$	**$**	**$**	**%**	**$**	**$**	**$**	**%**
Restructuring	25,549	606	24,943	4,116.0	28,683	803	27,880	3,472.0
Percentage of total revenues	13.9%	0.4%			3.9 %	0.1 %		

During the three months ended March 31, 2023, we announced a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth. This new structure represents the next deliberate step to integrate all of our acquired companies and products now that we have successfully launched our flagship products in both retail and hospitality. The reorganization included the reduction of approximately 300 roles. We plan to continue to hire core go-to-market and development roles that support disciplined growth. The expenses associated with this plan were recorded as a restructuring charge. The restructuring expense consists of severance costs, the acceleration of share-based compensation and the acceleration of acquisition-related compensation (see note 24 of the audited annual consolidated financial statements for additional details).

(25)

Goodwill Impairment

(In thousands of US dollars, except percentages)	Three months ended March 31,				Fiscal year ended March 31,			
	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%
Goodwill impairment	—	—	—	0.0	748,712	—	748,712	100.0
Percentage of total revenues	0.0%	0.0%			102.5 %	0.0 %		

An impairment test of goodwill was completed as at December 31, 2022 using a fair value less costs of disposal model. This test demonstrated a non-cash impairment charge of $748.7 million related to goodwill during the three months ended December 31, 2022. We reassessed the key assumptions used in the December 31, 2022 test as at March 31, 2023 and found no reduction in the terminal value multiple, no increase in the discount rate and no decrease in the revenue growth rate. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause additional impairment in the future (see note 16 of the audited annual consolidated financial statements for additional details).

Other Income

(In thousands of US dollars, except percentages)	Three months ended March 31,				Fiscal year ended March 31,			
	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%
Net interest income	9,654	1,014	8,640	852.1	24,812	2,988	21,824	730.4
Percentage of total revenues	5.2 %	0.7 %			3.4 %	0.5 %		

Net interest income relates to interest income earned in the period on cash and cash equivalents of $26.9 million during Fiscal 2023 offset by the interest arising from the loan drawdown made in connection with the acquisition of Gastrofix in January 2020, as well as interest expense on both the lease liabilities and acquisition-related compensation which expenses combined totaled $2.1 million of interest expense for Fiscal 2023. Net interest income for Fiscal 2023 increased by $21.8 million or 730% as compared to Fiscal 2022 due to an increase in interest income earned on cash and cash equivalents of $21.0 million related to higher interest rates and a decrease in interest expense of $0.8 million due primarily to the full repayment of the balance of our stand-by acquisition term loan on July 6, 2022.

Income Taxes

(In thousands of US dollars, except percentages)	Three months ended March 31,				Fiscal year ended March 31,			
	2023	2022	Change	Change	2023	2022	Change	Change
	$	$	$	%	$	$	$	%
Income tax expense (recovery)								
Current	1,651	282	1,369	485.5	2,469	1,103	1,366	123.8
Deferred	(368)	1,397	(1,765)	(126.3)	(6,688)	(28,024)	21,336	(76.1)
Total income tax expense (recovery)	1,283	1,679	(396)	(23.6)	(4,219)	(26,921)	22,702	(84.3)
Percentage of total revenues								
Current	0.9 %	0.2 %			0.3 %	0.2 %		
Deferred	(0.2)%	1.0 %			(0.9)%	(5.1)%		
Total	0.7 %	1.2 %			(0.6)%	(4.9)%		

(26)

Income tax expense for the three months ended March 31, 2023 decreased by $0.4 million or 24% as compared to the three months ended March 31, 2022. The decrease is due to lower deferred income taxes of $1.8 million offset by an increase in current income tax expense of $1.4 million. The current income tax expense for the three months ended March 31, 2023 primarily relates to additional income taxes related to one of our acquisitions and a taxable income position in certain European subsidiaries. The deferred income tax recovery for the three months ended March 31, 2023 mainly relates to timing differences on share-based compensation and other temporary deductible differences while the deferred income tax expense in the three months ended March 31, 2022 mainly relates to the impact of the recognition of a deferred tax liability related to acquired intangibles. Income tax recovery for Fiscal 2023 decreased by $22.7 million or 84% as compared to Fiscal 2022. The decrease is mainly due to a decrease in deferred income tax recovery of $21.3 million in Fiscal 2023 compared to Fiscal 2022. The deferred income tax recovery in Fiscal 2022 was primarily due to the recognition of a deferred tax asset on loss carry-forwards to offset the net deferred tax liability of NuORDER and Ecwid as they joined Lightspeed's United States consolidated tax group while the deferred income tax recovery in Fiscal 2023 is primarily due to the amortization of acquired intangible assets and increases in loss carry- forwards during the period. Selected Annual Information Fiscal year ended March 31, (In thousands of US dollars, except per share data) 2023 2022 2021 $ $ $ Total revenues 730,506 548,372 221,728 Net loss (1,070,009) (288,433) (124,278) Loss per share – basic and diluted (7.11) (2.04) (1.18) Total assets 2,668,732 3,619,980 2,105,319 Total long-term liabilities 20,826 62,839 57,634 See “Results of Operations” in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss. Total Assets Fiscal 2023 Compared to Fiscal 2022 Total assets decreased by $951.2 million or 26% from Fiscal 2022 to Fiscal 2023 with cash and cash equivalents accounting for $153.5 million of the decrease primarily due to the repayment of the balance outstanding under our stand-by acquisition term loan of $30.0 million and cash spent on operating activities of $125.3 million. Goodwill decreased by $753.7 million due to a non-cash impairment charge of $748.7 million and a $5.0 million decrease due to foreign currency differences on translation of foreign operations. The lease right-of-use assets and intangibles accounted for $4.6 million and $98.1 million of the decrease respectively, primarily due to the depreciation and amortization taken during the period. The decrease in total assets was offset by an increase in trade and other receivables of $38.6 million which is primarily due to growing trade receivables and merchant cash advances in addition to higher research and development tax credits receivables and accrued interest. In addition, the decrease in total assets was offset by an increase in other short term and long term assets of $1.5 million and $10.1 million, respectively, primarily related to an increase in commission and contract assets and a long-term investment of $1.5 million in an entity supporting local businesses, an increase in property and equipment of $3.0 million and an increase in inventory of $5.3 million. Fiscal 2022 Compared to Fiscal 2021 Total assets increased by $1,514.7 million or 72% from the fiscal year ended March 31, 2021 ("Fiscal 2021") to Fiscal 2022 with cash accounting for $146.5 million of the increase primarily due to our August 2021 public offering, offset by cash spent in the Vend, NuORDER and Ecwid acquisitions. Goodwill increased by $1,132.4 million and intangibles by $175.1 million, net of amortization and exchange differences, related primarily to the acquisitions of Vend, NuORDER and Ecwid. Trade and other receivables accounted for $21.0 million of the increase which is primarily due to receivables assumed in our recent acquisitions, an increase in acquisition-related receivables from the sellers of our acquisitions which includes indemnification assets and working capital adjustments, and growing trade receivables and merchant cash advances given the growth of our business. The lease right-of-use assets accounted for $4.3 million of the increase mainly due to the leases assumed through our acquisitions and (27)

other new leases entered into in the period, property and equipment accounted for $8.1 million of the increase mainly due to an increase in leasehold improvements, other long term assets accounted for $9.9 million of the increase, and inventory accounted for $6.0 million of the increase. In addition, other current assets accounted for $11.4 million of the increase due to a D&O insurance prepayment, other assets obtained through our acquisitions as well as a deposit made in connection with our merchant cash advance business. Total Liabilities Fiscal 2023 Compared to Fiscal 2022 Total liabilities decreased by $49.4 million or 22% from Fiscal 2022 to Fiscal 2023 driven by a decrease in current liabilities of $7.4 million and a decrease in long-term liabilities of $42.0 million. The main drivers of the decrease in current liabilities were a decrease in accrued compensation and benefits of $2.7 million, a decrease in lease liabilities of $1.0 million, a decrease in trade payables of $2.3 million and a decrease in acquisition-related payables of $5.2 million offset by an increase in deferred revenue of $2.9 million. The main drivers of the decrease in long-term liabilities were the repayment of the balance outstanding under our stand-by acquisition term loan of $30.0 million, a decrease in lease liabilities of $4.5 million and a decrease of $6.8 million in deferred tax liabilities. Fiscal 2022 Compared to Fiscal 2021 Total current liabilities increased by $44.5 million from Fiscal 2021 to Fiscal 2022. The main drivers of this amount were an increase in the deferred revenue of $22.1 million, an increase in accounts payable and accrued liabilities of $13.3 million, an increase in lease liabilities of $2.5 million and an increase in income taxes payable of $6.6 million. The variance in the current liabilities was partially due to the acquisitions of Vend, NuORDER and Ecwid as well as the growth of the Company. Total long- term liabilities increased by $5.2 million from Fiscal 2021 to Fiscal 2022. The main drivers of this amount were an increase of $5.5 million in deferred tax liabilities and an increase in lease liabilities of $2.5 million, offset by a decrease in deferred revenue of $0.7 million and a decrease in accrued payroll taxes on share-based compensation of $2.1 million. (28)

Quarterly Results of Operations

The following table sets forth selected quarterly statements of operations data for each of the eight quarters ended March 31, 2023 in accordance with IFRS. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

(In thousands of US dollars, except per share amounts)	Three months ended							
	Jun. 30, 2021	Sept. 30, 2021	Dec. 31, 2021	Mar. 31, 2022	Jun. 30, 2022	Sept. 30, 2022	Dec. 31, 2022	Mar. 31, 2023
	$	$	$	$	$	$	$	$
Revenues	115,920	133,218	152,676	146,558	173,882	183,699	188,697	184,228
Direct cost of revenues	58,347	68,272	73,675	76,905	96,357	102,230	102,691	97,267
Gross profit	57,573	64,946	79,001	69,653	77,525	81,469	86,006	86,961
Operating expenses								
General and administrative	22,277	23,081	21,655	28,240	30,239	25,132	28,429	22,139
Research and development	22,216	30,092	32,005	36,837	35,636	36,596	37,405	30,805
Sales and marketing	42,270	51,693	55,308	67,388	68,645	64,337	60,505	56,884
Depreciation of property and equipment	869	1,020	1,315	1,789	1,221	1,188	1,327	1,735
Depreciation of right-of-use assets	1,625	2,008	2,078	2,032	2,047	2,063	2,109	2,025
Foreign exchange loss (gain)	249	6	327	29	443	29	(968)	297
Acquisition-related compensation	2,014	9,032	19,012	20,433	17,103	12,653	6,290	5,746
Amortization of intangible assets	17,013	22,797	25,851	26,151	25,876	25,684	25,366	24,620
Restructuring	197	—	—	606	1,207	603	1,324	25,549
Goodwill impairment	—	—	—	—	—	—	748,712	—
Total operating expenses	108,730	139,729	157,551	183,505	182,417	168,285	910,499	169,800
Operating loss	(51,157)	(74,783)	(78,550)	(113,852)	(104,892)	(86,816)	(824,493)	(82,839)
Net interest income	226	719	1,029	1,014	2,007	4,851	8,300	9,654
Loss before income taxes	(50,931)	(74,064)	(77,521)	(112,838)	(102,885)	(81,965)	(816,193)	(73,185)
Income tax expense (recovery)								
Current	630	95	96	282	264	516	38	1,651
Deferred	(2,224)	(15,072)	(12,125)	1,397	(2,353)	(2,538)	(1,429)	(368)
Total income tax expense (recovery)	(1,594)	(14,977)	(12,029)	1,679	(2,089)	(2,022)	(1,391)	1,283
Net loss	(49,337)	(59,087)	(65,492)	(114,517)	(100,796)	(79,943)	(814,802)	(74,468)
Net loss per share – basic and diluted	(0.38)	(0.43)	(0.44)	(0.77)	(0.68)	(0.53)	(5.39)	(0.49)

Revenues

Our overall revenues continue to grow as we grow our global customer base and increase solution adoption amongst existing customers, particularly high GTV customers. Our total quarterly revenue increased successively for all periods presented (except for the three month periods ended March 31, 2022 and March 31, 2023) mainly due to increases in subscription and transaction-based revenue from existing and new customers, including increased adoption of our payments solutions and other add-ons, as well as the acquisitions of Vend, NuORDER and Ecwid. The decrease in revenues in the three month periods ended March 31, 2022 and March 31, 2023 were primarily due to the impact of seasonality on our revenues as a result of the increased adoption of our payments solution, and transaction-based revenues comprising an increasingly larger proportion of our revenue mix. The three months ended December 31 is historically our seasonally strongest quarter for transaction-based revenue due to the holiday season, while the three months ended March 31 is historically our weakest GTV quarter which caused a sequential decline in our revenues for the three months ended March 31, 2022 and the three months ended March 31, 2023 compared to the three months ended December 31, 2021 and the three months ended December 31, 2022, respectively.

(29)

Direct Cost of Revenues Our total direct cost of revenues increased successively for all periods presented (except for the three months ended March 31, 2023). The aggregate increase within the periods presented was primarily due to increased costs associated with supporting a greater number of Customer Locations utilizing our platform, an increase in the number of customers on our payments solutions given the higher direct costs associated with transaction-based revenues, as well as the corresponding increase resulting from the acquisitions of Vend, NuORDER and Ecwid. The decrease in direct cost of revenues for the three months ended March 31, 2023 is aligned with the decrease in revenues within the period, and includes a decrease in share-based compensation and $0.8 million in savings in salary and other employee-related costs due to the restructuring we announced during the three months ended March 31, 2023. Gross Profit Our total quarterly gross profit increased successively for all periods presented (except for the three months ended March 31, 2022) as we grow our global customer base and increase solution adoption amongst existing customers, particularly high GTV customers. Our gross profit has declined as a percentage of revenue due to the success of our payments solutions as customers using these solutions carry higher direct costs compared to our subscription business. We expect this trend to continue in future periods, and to be partially offset by the increase in our capital business that carries a significantly higher margin. Operating Expenses Total operating expenses increased successively for all periods presented (except for the three months ended June 30, 2022, September 30, 2022, and March 31, 2023) primarily due to higher sales and marketing and other costs to support a larger customer base, including those from our acquisitions of Vend, NuORDER and Ecwid. The large increase in the three months ended December 31, 2022 was due to the goodwill impairment charge taken during the period, which resulted in relatively lower operating expenses for the three months ended March 31, 2023. The decrease in operating expenses in the three months ended June 30, 2022 was mainly due to a decrease in acquisition-related compensation. The decrease in operating expenses in the three months ended September 30, 2022 was mainly due to a decrease in general and administrative expenses related to lower share- based compensation, salary costs and litigation costs, a decrease in sales and marketing expenses related to lower share-based compensation and the costs related to the sales, customer and partner summit incurred during the three months ended June 30, 2022, and a decrease in acquisition-related compensation. The decrease in operating expenses in the three months ended March 31, 2023 was primarily due to the goodwill impairment charge taken during the previous period, a decrease in share-based compensation and salary costs, as well as $5.1 million in savings in salary and other employee-related costs due to the restructuring we announced during the three months ended March 31, 2023. See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss. Liquidity and Capital Resources Overview The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements. Credit Facility We had credit facilities with the Canadian Imperial Bank of Commerce ("CIBC"), which included a $25 million demand revolving operating credit facility (the "Revolver") and a $50 million stand-by acquisition term loan, $20 million of which was uncommitted (the "Acquisition Facility", and together with the Revolver, the "Credit Facilities"). The Acquisition Facility was drawn for $30 million in January 2020 for the acquisition of Lightspeed POS Germany GmbH (formerly Gastrofix GmbH) and was set to mature 60 months thereafter. On July 6, 2022, we repaid in full the balance outstanding under the Acquisition Facility, including all accrued and unpaid interest, and the Acquisition Facility was terminated. Prior to the repayment, excluding unamortized financing costs, the balance drawn on the Acquisition Facility was $30 million. (30)

On October 28, 2022, we amended the Revolver to, among other things, reduce the size of the Revolver to $5 million and facilitate greater operating flexibility (the "Amended Revolver"). The Amended Revolver is available for letters of credit or letters of guarantee for general corporate and working capital purposes. The Amended Revolver is subject to certain general covenants, including making available audited annual consolidated financial statements, and is secured by the material assets of the Company. We were in compliance with covenants as at March 31, 2023.

Working Capital

Our primary source of cash flow has been from raising capital totaling $2,193 million since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flows and performing budget-to-actual analysis on a regular basis. Our principal cash requirements are for working capital and acquisitions we may execute. Working capital surplus as at March 31, 2023 was $783.9 million. Given our existing cash, the Amended Revolver and available financing, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.

Base Shelf Prospectus

On May 18, 2023, pursuant to "well-known seasoned issuer" blanket orders of the Canadian Securities Administrators, we filed a new short form base shelf prospectus (the “Base Prospectus”) with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “Registration Statement”). The Base Prospectus and the Registration Statement allows Lightspeed and certain of its security holders to offer subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements during the 25-month period that the Base Prospectus is effective.

Cash Flows

The following table presents cash and cash equivalents as at March 31, 2023 and 2022, and cash flows from or used in operating, investing, and financing activities for three months and the fiscal years ended March 31, 2023 and 2022:

	Three months ended March 31,		**Fiscal year ended March 31,**	
(In thousands of US dollars)	**2023**	**2022**	**2023**	**2022**
	$	**$**	**$**	**$**
Cash and cash equivalents	800,154	953,654	800,154	953,654
Cash flows from (used in):				
Operating activities	(41,587)	(11,342)	(125,284)	(87,218)
Investing activities	5,953	(199)	8,817	(563,931)
Financing activities	(2,376)	(1,715)	(35,411)	798,057
Effect of foreign exchange on cash and cash equivalents	46	251	(1,622)	(404)
Net increase (decrease) in cash and cash equivalents	(37,964)	(13,005)	(153,500)	146,504

Cash Flows used in Operating Activities

Cash flows used in operating activities for the three months ended March 31, 2023 were $41.6 million compared to $11.3 million for the three months ended March 31, 2022. For the three months ended March 31, 2023, Adjusted Cash Flows Used in Operating Activities[4] were $26.9 million compared to Adjusted Cash Flows Used in Operating Activities[4] of $9.9 million for the three months ended March 31, 2022. This $17.0 million increase is primarily due to working capital movements including $12.6 million of additional merchant cash advances made, a decrease in tax credits received, and timing differences related to current receivables and payables.

Cash flows used in operating activities for Fiscal 2023 were $125.3 million compared to $87.2 million for Fiscal 2022. For Fiscal 2023, Adjusted Cash Flows Used in Operating Activities[4] were $96.0 million compared to Adjusted Cash Flows Used in

[4] Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios"

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Operating Activities[4] of $61.3 million for Fiscal 2022. This $34.7 million increase is primarily due to working capital movements including $19.2 million of additional merchant cash advances made, a decrease in deferred revenue of $2.5 million, a decrease in tax credits received, timing differences related to current receivables and payables, and an increase in cash used in operating activities related to our acquisitions of NuORDER and Ecwid, offset by a decrease of $3.8 million in D&O insurance paid related to being a public company in the U.S. and an outflow of $5.0 million for a deposit made in Fiscal 2021 in connection with our merchant cash advance business, with the same deposit being returned during Fiscal 2022.

Cash Flows from (used in) Investing Activities

Cash flows from investing activities for the three months ended March 31, 2023 were $6.0 million compared to cash flows used in investing activities of $0.2 million for the three months ended March 31, 2022. The movement in cash flows relating to investing activities was primarily due to an increase of $8.1 million in interest income received offset by a decrease of $1.5 million from cash outflows associated with capitalized internal development costs related to the Lightspeed B2B network.

Cash flows from investing activities for Fiscal 2023 were $8.8 million compared to cash flows used in investing activities of $563.9 million for Fiscal 2022. The movement in cash flows relating to investing activities was primarily due to the cash paid for the acquisition of Vend in April 2021, NuORDER in July 2021 and Ecwid in October 2021 and an increase of $17.7 million in interest income received offset by a decrease of $3.9 million from cash outflows associated with capitalized internal development costs related to the Lightspeed B2B network.

Cash Flows from (used in) Financing Activities

Cash flows used in financing activities for the three months ended March 31, 2023 were $2.4 million compared to $1.7 million in the three months ended March 31, 2022. The movement in cash flows relating to financing activities was mainly due to a decrease of $0.2 million in proceeds from the exercise of stock options under our equity incentive plans and an increase of $0.6 million from the payment of lease liabilities and movement in restricted lease deposits.

Cash flows used in financing activities for Fiscal 2023 were $35.4 million compared to cash flows from financing activities of $798.1 million in Fiscal 2022. The movement in cash flows relating to financing activities was mainly due to having raised $789.4 million in funds in our August 2021 public offering, net of share issuance costs, the repayment of the $30.0 million balance outstanding under the Acquisition Facility in July 2022 and a decrease of $12.8 million in proceeds from the exercise of stock options under our equity incentive plans.

We believe that our current cash balance, available financing, cash flows from operations and credit available under the Amended Revolver are adequate for the Company's future operating cash needs.

Contractual Obligations

We have contractual obligations with a variety of expiration dates. The table below outlines our contractual obligations as at March 31, 2023:

	Payments due by period				
(In thousands of US dollars)	**< 1 Year**	**1 to 3 Years**	**4 to 5 Years**	**>5 Years**	**Total**
Accounts payable and accrued liabilities	68,827	—	—	—	68,827
Other long-term liabilities	—	1,026	—	—	1,026
Lease obligations[(1)]	9,723	14,858	8,401	6,979	39,961
Material unconditional purchase obligations[(2)]	32,077	54,441	31,000	—	117,518
Total contractual obligations	110,627	70,325	39,401	6,979	227,332

(1) Included in the lease obligations are short term leases and variable lease payments for our share of tenant operating expenses and taxes. Lease obligations relate primarily to our office space. The lease terms are between one and seven years. See note 13 to the audited annual consolidated financial statements for further details regarding leases.

(2) We are subject to non-cancelable service agreements with service providers and payment processors subject to minimum spend commitments.

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Off-Balance Sheet Arrangements We have no material off-balance sheet arrangements, other than low value and short-term leases, and other purchase obligations as disclosed under "Contractual Obligations". From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. Related Party Transactions We have no material related party transactions, other than those noted in our audited annual consolidated financial statements. The executive compensation expense for the top five key management personnel is as follows for Fiscal 2023 and Fiscal 2022: Fiscal year ended March 31, (In thousands of US dollars) 2023 2022 $ $ Short-term employee benefits and termination benefits 3,242 2,914 Share-based payments 20,331 21,251 Total compensation paid to key management personnel 23,573 24,165 Financial Instruments and Other Instruments Credit and Concentration Risk Generally, the carrying amount of our financial assets in our consolidated balance sheet exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk. Our credit risk is primarily attributable to our cash and cash equivalents and trade and other receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. We do not hold any collateral as security. Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables. Moreover, balances for trade receivables are managed and analyzed on an ongoing basis to ensure our loss allowance is established and maintained at an appropriate amount. We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our audited annual consolidated financial statements. Our allowance for expected credit losses ("ECL") includes forward- looking factors specific to the debtors and the economic environment. In Fiscal 2023, potential effects from uncertainty in the macroeconomic environment on our credit risk have been considered and have resulted in an increase to our allowance for ECLs from what the allowance would have been without factoring in these effects. We continue to monitor macroeconomic conditions and any resulting impacts on our credit risk. Liquidity Risk We are exposed to the risk of being unable to honor our financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. We have $800.2 million of cash and cash equivalents as well as the Amended Revolver available as at March 31, 2023, demonstrating our liquidity and ability to pay financial liabilities as they become due. The Company's business, financial condition and operations were not significantly impacted by the failure of Silicon Valley Bank. Only de minimis cash and cash equivalent balances were held with Silicon Valley Bank as at March 31, 2023. Foreign Exchange Risk We are exposed to foreign exchange risk due to financial instruments denominated in foreign currencies. The main currencies which expose us to foreign exchange risk due to financial instruments denominated in foreign currencies are the Canadian dollar, the Euro, the British pound sterling, the Australian dollar, the Swiss franc and the New Zealand dollar. We have a policy to (33)

mitigate our exposure to foreign currency exchange risk by entering into derivative instruments. We have entered into multiple foreign exchange forward contracts, which are generally for a term of less than one-year. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. We do not use derivative instruments for speculative purposes. The notional principal of our foreign exchange contracts was approximately $109.2 million CAD as at March 31, 2023 (March 31, 2022 - $26.0 million CAD).

The following table provides a summary of our foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of U.S. dollars:

2023	**CAD**	**EUR**	**AUD**	**GBP**	**CHF**	**Other**	**Total**
	$	**$**	**$**	**$**	**$**	**$**	**$**
Cash and cash equivalents and restricted cash	3,336	5,828	2,078	1,907	1,456	1,537	16,142
Trade and other receivables	3,716	9,004	8,199	1,680	1,074	1,883	25,556
Accounts payable and accrued liabilities	(10,615)	(8,948)	(3,604)	(1,561)	(1,294)	(3,333)	(29,355)
Other long-term liabilities	(231)	(267)	(68)	(119)	(48)	(5)	(738)
Lease liabilities	(11,805)	(3,258)	(1,870)	(4,085)	(866)	(211)	(22,095)
Net financial position exposure	(15,599)	2,359	4,735	(2,178)	322	(129)	(10,490)

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will negatively impact earnings and cash flows. Certain of our cash earns interest. Our trade and other receivables, accounts payable and accrued liabilities, and lease liabilities do not bear interest. We are not exposed to material interest rate risk.

Share Price Risk

Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of stock options and share awards outstanding and exercise price remaining constant.

Inflation Risk

We are subject to inflation risk that could have a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. If inflation continues to increase, it will likely affect our expenses, including, but not limited to, increased costs to offer our solutions and employee compensation expenses. Furthermore, our customers are also subject to risks associated with inflationary pressures that have and may continue to impact their business and financial condition. Such risks include a reduction in consumer spending and credit or debit card usage, which would negatively impact our financial performance because the number of transactions processed using our payment solutions would decrease, as would the average purchase amount of each transaction.

Critical Accounting Policies and Estimates

The preparation of our audited annual consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the amounts reported in the audited annual consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management's best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions are outlined below. Management has determined that we operate in a single operating and reportable segment.

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Revenue Recognition The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount of consideration paid by the customer or the net amount of consideration retained by us. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. Impairment of Non-financial Assets Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rate. These estimates, including the methodology used, the identification of cash-generating units and allocation of goodwill, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment. During the three months ended December 31, 2022, there were changes in macroeconomic conditions and our share price and market capitalization decreased. This led to the carrying amount of our net assets exceeding our market capitalization as at December 31, 2022. This triggered an impairment test to be performed on the Company's goodwill for our Segment, as defined in note 3 of the audited annual consolidated financial statements, which is the level at which management monitors goodwill. Our test as at December 31, 2022 resulted in a non-cash impairment charge of $748.7 million related to goodwill during the three months ended December 31, 2022 as the terminal value multiple was negatively impacted by the macroeconomic conditions and our share price decrease, and our revenue growth rate was negatively impacted by the macroeconomic impact on our customer's sales. If the carrying value of our Segment is below our recoverable amount in the future, we may have to recognize further goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. We reassessed as at March 31, 2023 the key assumptions used in the December 31, 2022 test and found no reduction in the terminal value multiple, no increase in the discount rate and no decrease in the revenue growth rate. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause additional impairment in the future. We are required to perform our next annual goodwill impairment analysis on December 31, 2023, or earlier should there be a goodwill impairment trigger before then. For additional information, refer to note 16 of our audited annual consolidated financial statements for Fiscal 2023. Business Combinations We follow the acquisition method to account for business combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Such valuations require management to make significant estimates, assumptions, and judgments, especially with respect to intangible assets and contingent consideration. For intangible assets, we develop the fair value by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows, and key assumptions generally consist of the future performance of the related assets, the discount rate, the attrition rate, the royalty rates, and the payments attach rate. Contingent consideration is measured at fair value using a discounted cash flow model. Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. 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Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies. Share-Based Compensation We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, interest rate and dividend yield. Provisions We are involved in litigation and claims from time to time. There can be no assurance that these litigations and claims will be resolved without costly litigation nor in a manner that does not adversely impact the financial position and operating results of the Company. Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Assumptions applied reflect the most probable set of economic conditions and planned courses of action by the Company at the time, but these too may differ over time. Given the uncertainties associated with any litigation, the actual outcome can be different from our estimates and could adversely affect the financial position and operating results of the Company. New Accounting Pronouncements From time to time, new accounting pronouncements are issued by the IASB or other standards-setting bodies, and are adopted as of the specified effective date. New and amended standards and interpretations adopted The IASB has issued amendments to IAS 16 Property, Plant and Equipment to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use. The amendments also clarify the meaning of "testing whether an asset is functioning properly". The IASB also issued an amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to clarify the cost of fulfilling a contract in assessing whether a contract is onerous. These amendments to IAS 16 and IAS 37 are effective for annual periods beginning on or after January 1, 2022, with early application permitted. We have adopted these amendments as of April 1, 2022. There was no impact on our accounting policies or the audited annual consolidated financial statements as a result of adopting such amendments. There were no other IFRS or International Financial Reporting Interpretations Committee (IFRIC) interpretations effective as of April 1, 2022 that had a material impact on our accounting policies or the audited annual consolidated financial statements. New and amended standards and interpretations issued not yet effective At the date of authorization of these financial statements, we have not yet applied the following new and revised IFRS Standards that have been issued but are not yet effective. The IASB has issued IFRS 17 Insurance Contracts standardizing how to recognize, measure, present and disclose insurance contracts, amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifying how to distinguish changes in accounting policies from changes in accounting estimates, amendments to IAS 1 Presentation of Financial Statements requiring companies to disclose their material accounting policy information and amendments to IAS 12 Income Taxes requiring companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The new IFRS 17 standard and these amendments to IAS 8, IAS 1 and IAS 12 are effective for annual periods beginning on or after January 1, 2023, with early application permitted. The IASB has also issued amendments to IAS 1 Presentation of Financial Statements affecting the presentation of liabilities as current or non-current in the statement of financial position and requiring companies to disclose their material accounting policy information and they have also issued ammendments to IFRS 16 Leases to include variable payments when measuring a lease liability arising from a sale-and-leaseback (36)

transaction. These amendments to IAS 1 and IFRS 16 are effective for annual periods beginning on or after January 1, 2024, with early application permitted. We do not expect that the adoption of the standards listed above will have a material impact on the financial statements in future periods. Outstanding Share Information Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). Our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series, of which 151,368,643 Subordinate Voting Shares and no preferred shares were issued and outstanding as of May 16, 2023. As of May 16, 2023, there were 521,474 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan, as amended (of which 521,474 were vested as of such date), 8,300,252 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 2,890,962 were vested as of such date) and 104,167 options outstanding which were issued in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company ("Inducement Grants") (of which 104,167 were vested as of such date). Each such option is or will become exercisable for one Subordinate Voting Share. As of May 16, 2023, there were 277,433 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 276,521 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one Subordinate Voting Share. As of May 16, 2023, there were 75,869 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. As of May 16, 2023, there were 5,367,041 RSUs outstanding under the Company’s Omnibus Plan (of which 1,030,451 were vested as of such date) and 273 RSUs outstanding which were Inducement Grants (of which 273 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. As of May 16, 2023, there were 524,310 PSUs outstanding under the Company’s Omnibus Plan (of which none were vested as of such date). Each such PSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares. Disclosure Controls and Procedures and Internal Control Over Financial Reporting Disclosure Controls and Procedures Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, "DC&P") are designed to provide reasonable assurance that information required to be disclosed in reports filed with the Securities and Exchange Commission are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The CEO and the CFO, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at March 31, 2023 were effective. Management's Annual Report on Internal Control over Financial Reporting Management of the Company, under the supervision of the CEO and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. (37)

Management, including the CEO and CFO, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the CEO and CFO, have determined that the Company's internal control over financial reporting was effective as at March 31, 2023. Attestation Report of the Independent Registered Public Accounting Firm The effectiveness of the Company's internal control over financial reporting as at March 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their opinion on the audited annual consolidated financial statements for March 31, 2023. Changes in Internal Control over Financial Reporting The CEO and the CFO have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its internal controls over financial reporting during the period ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation. Limitations of Controls and Procedures Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. (38)

Lightspeed Commerce Inc. Consolidated Financial Statements March 31, 2023 and 2022 (expressed in thousands of US dollars)

Management's Annual Report on Internal Control Over Financial Reporting Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at March 31, 2023. The effectiveness of the Company's internal control over financial reporting as at March 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein. May 18, 2023 /s/ Jean Paul Chauvet Jean Paul Chauvet Chief Executive Officer /s/ Asha Bakshani Asha Bakshani Chief Financial Officer

PricewaterhouseCoopers LLP 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1 T: +1 514 205 5000, F: +1 514 876 1502 “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership. Report of Independent Registered Public Accounting Firm To the Shareholders and Board of Directors of Lightspeed Commerce Inc. Opinions on the Financial Statements and Internal Control over Financial Reporting We have audited the accompanying consolidated balance sheets of Lightspeed Commerce Inc. and its subsidiaries (together, the Company) as of March 31, 2023 and 2022, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO. Basis for Opinions The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Goodwill impairment assessment As described in Notes 3, 4 and 16 to the consolidated financial statements, the carrying amount of the Company’s goodwill balance is $1,351 million as of March 31, 2023. Management reviews the carrying value of goodwill on an annual basis on December 31 or more frequently if events or a change in circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. Goodwill impairment is determined by assessing the recoverable amount at the Company’s operating segment level (Segment) which is the level at which management monitors goodwill. The Segment’s recoverable amount is the higher of the Segment’s fair value less costs of disposal and its value in use. Management completed an impairment test of goodwill as of December 31, 2022, using a fair value less costs of disposal method. This test resulted in a non-cash impairment charge of $749 million. The recoverable amount of the Company’s Segment was estimated using an income approach, more specifically, a discounted cash flow model. Key assumptions used by management in the discounted cash flow model included revenue growth rate, terminal value multiple and discount rate. The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are (i) the judgment by management when determining the recoverable amount of the Company’s Segment; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s key assumptions related to revenue growth rate, terminal value multiple, and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the recoverable amount of the Company’s Segment. These procedures also included, among others (i) testing management’s process for determining the recoverable amount (ii) evaluating the appropriateness of the fair value less costs of disposal method; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the key assumptions used by management related to the revenue growth rate, terminal value multiple, and the discount rate. Evaluating management’s key assumption related to the revenue growth rate involved evaluating whether the assumption used by management was reasonable considering (i) the current and past performance of the Company’s Segment; (ii) the consistency with external market and industry data; and (iii) whether this assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and key assumptions related to the terminal value multiple and the discount rate. /s/PricewaterhouseCoopers LLP Montréal, Canada May 18, 2023 We have served as the Company’s auditor since 2015.

Lightspeed Commerce Inc. Consolidated Balance Sheets As at March 31, 2023 and 2022 (expressed in thousands of US dollars) Notes 2023 2022 Assets $ $ Current assets Cash and cash equivalents 27 800,154 953,654 Trade and other receivables 11, 27 84,334 45,766 Inventories 6 12,839 7,540 Other current assets 5, 12 37,005 35,535 Total current assets 934,332 1,042,495 Lease right-of-use assets, net 13, 29 20,973 25,539 Property and equipment, net 14, 29 19,491 16,456 Intangible assets, net 15, 29 311,450 409,568 Goodwill 16, 29 1,350,645 2,104,368 Other long-term assets 5, 17 31,540 21,400 Deferred tax assets 22 301 154 Total assets 2,668,732 3,619,980 Liabilities and Shareholders’ Equity Current liabilities Accounts payable and accrued liabilities 18, 24, 27 68,827 78,307 Lease liabilities 13 6,617 7,633 Income taxes payable 22 6,919 6,718 Deferred revenue 5 68,094 65,194 Total current liabilities 150,457 157,852 Deferred revenue 5 1,226 2,121 Lease liabilities 13 18,574 23,037 Long-term debt 19 — 29,841 Other long-term liabilities 1,026 1,007 Deferred tax liabilities 22 — 6,833 Total liabilities 171,283 220,691 Shareholders’ equity Share capital 20 4,298,683 4,199,025 Additional paid-in capital 25 198,022 123,777 Accumulated other comprehensive income (loss) 21, 27 (3,057) 2,677 Accumulated deficit (1,996,199) (926,190) Total shareholders’ equity 2,497,449 3,399,289 Total liabilities and shareholders’ equity 2,668,732 3,619,980 Commitments and contingencies 23, 24 Approved by the Board of Directors /s/ Paul McFeeters Director /s/ Jean Paul Chauvet Director The accompanying notes are an integral part of these consolidated financial statements. 7

Lightspeed Commerce Inc. Consolidated Statements of Loss and Comprehensive Loss For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except per share amounts) Notes 2023 2022 $ $ Revenues 5, 29 730,506 548,372 Direct cost of revenues 6, 7, 8 398,545 277,199 Gross profit 331,961 271,173 Operating expenses General and administrative 7, 8 105,939 95,253 Research and development 7, 8 140,442 121,150 Sales and marketing 7, 8 250,371 216,659 Depreciation of property and equipment 14 5,471 4,993 Depreciation of right-of-use assets 13 8,244 7,743 Foreign exchange loss (gain) (199) 611 Acquisition-related compensation 41,792 50,491 Amortization of intangible assets 15 101,546 91,812 Restructuring 8, 24 28,683 803 Goodwill impairment 16 748,712 — Total operating expenses 1,431,001 589,515 Operating loss (1,099,040) (318,342) Net interest income 9 24,812 2,988 Loss before income taxes (1,074,228) (315,354) Income tax expense (recovery) 22 Current 2,469 1,103 Deferred (6,688) (28,024) Total income tax recovery (4,219) (26,921) Net loss (1,070,009) (288,433) Other comprehensive income (loss) 21, 27 Items that may be reclassified to net loss Foreign currency differences on translation of foreign operations (5,586) (7,061) Change in net unrealized gain (loss) on cash flow hedging instruments (148) 23 Total other comprehensive loss (5,734) (7,038) Total comprehensive loss (1,075,743) (295,471) Net loss per share – basic and diluted 10 (7.11) (2.04) The accompanying notes are an integral part of these consolidated financial statements. 8

Lightspeed Commerce Inc. Consolidated Statements of Cash Flows For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars) 2023 2022 $ $ Cash flows from (used in) operating activities Net loss (1,070,009) (288,433) Items not affecting cash and cash equivalents Share-based acquisition-related compensation 40,219 45,042 Amortization of intangible assets 101,546 91,812 Depreciation of property and equipment and lease right-of-use assets 13,715 12,736 Deferred income taxes (6,688) (28,024) Share-based compensation expense 129,167 108,916 Unrealized foreign exchange loss 100 5 Goodwill impairment 748,712 — (Increase)/decrease in operating assets and increase/(decrease) in operating liabilities Trade and other receivables (35,159) (5,384) Inventories (5,299) (5,967) Other assets (9,986) (25,008) Accounts payable and accrued liabilities (9,015) 6,842 Income taxes payable 201 1,077 Deferred revenue 2,005 4,552 Other long-term liabilities 19 (2,396) Net interest income (24,812) (2,988) Total operating activities (125,284) (87,218) Cash flows from (used in) investing activities Additions to property and equipment (9,227) (10,653) Additions to intangible assets (3,894) — Acquisition of businesses, net of cash acquired — (559,429) Purchase of investments (1,519) — Movement in restricted term deposits — 344 Interest income 23,457 5,807 Total investing activities 8,817 (563,931) Cash flows from (used in) financing activities Proceeds from exercise of stock options 4,710 17,494 Proceeds from issuance of share capital — 823,515 Share issuance costs (193) (34,190) Repayment of long-term debt (30,000) — Payment of lease liabilities net of incentives and movement in restricted lease deposits (8,870) (6,952) Financing costs (1,058) (1,810) Total financing activities (35,411) 798,057 Effect of foreign exchange rate changes on cash and cash equivalents (1,622) (404) Net increase (decrease) in cash and cash equivalents during the year (153,500) 146,504 Cash and cash equivalents – Beginning of year 953,654 807,150 Cash and cash equivalents – End of year 800,154 953,654 Bank interest paid 375 937 Income taxes paid 1,154 748 The accompanying notes are an integral part of these consolidated financial statements. 9

Lightspeed Commerce Inc.
Consolidated Statements of Changes in Shareholders' Equity
For the years ended March 31, 2023 and 2022

(expressed in thousands of US dollars, except number of shares)

	Notes	Issued and Outstanding Shares					
		Number of shares	Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
			$	$	$	$	$
Balance as at March 31, 2021		128,528,515	2,526,448	35,877	9,715	(637,757)	1,934,283
Net loss		—	—	—	—	(288,433)	(288,433)
Issuance of shares upon public offerings	20	8,855,000	823,515	—	—	—	823,515
Share issuance costs	20	—	(33,984)	—	—	—	(33,984)
Exercise of stock options and settlement of share awards	25	1,332,218	38,510	(21,016)	—	—	17,494
Share-based compensation	25	—	—	108,916	—	—	108,916
Share-based acquisition-related compensation		638,323	45,042	—	—	—	45,042
Shares issued in connection with business combination		9,307,256	799,494	—	—	—	799,494
Other comprehensive loss	21, 27	—	—	—	(7,038)	—	(7,038)
Balance as at March 31, 2022		148,661,312	4,199,025	123,777	2,677	(926,190)	3,399,289
Net loss		—	—	—	—	(1,070,009)	(1,070,009)
Share issuance costs	20	—	(193)	—	—	—	(193)
Exercise of stock options and settlement of share awards	25	2,224,787	59,632	(54,922)	—	—	4,710
Share-based compensation	25	—	—	129,167	—	—	129,167
Share-based acquisition-related compensation		284,206	40,219	—	—	—	40,219
Other comprehensive loss	21, 27	—	—	—	(5,734)	—	(5,734)
Balance as at March 31, 2023		151,170,305	4,298,683	198,022	(3,057)	(1,996,199)	2,497,449

The accompanying notes are an integral part of these consolidated financial statements.

10

1. Organization and nature of operations Lightspeed Commerce Inc. ("Lightspeed" or the "Company") was incorporated on March 21, 2005 under the Canada Business Corporations Act. Its head office is located at Gare Viger, 700 Saint-Antoine St. East, Suite 300, Montréal, Quebec, Canada. Lightspeed’s one-stop commerce platform provides its customers with the critical functionalities they need to engage with consumers, manage their operations, accept payments, and grow their business. Lightspeed has customers globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses to compete in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. The Company’s shares are listed on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the stock symbol "LSPD". 2. Basis of presentation and consolidation These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and were approved for issue by the Board of Directors (the "Board") of the Company on May 18, 2023. The consolidated financial statements have been prepared on a historical cost basis, except for our lease liabilities which are measured at present value and certain financial assets and liabilities, which have been measured at fair value as described below. The consolidated financial statements provide comparative information in respect of the previous year. Certain comparative figures have been reclassified in order to conform to the current year presentation. The consolidated financial statements include the accounts of Lightspeed and its wholly-owned subsidiaries including, but not limited to: Alcmene S.à r.l., Lightspeed Payments USA Inc., Kounta Pty Ltd, Lightspeed Commerce USA Inc., Upserve, Inc., Vend Limited, Lightspeed NuORDER Inc. and Ecwid, Inc. (collectively, the "subsidiaries"). All significant intercompany balances and transactions have been eliminated on consolidation. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of all subsidiaries, including those of new subsidiaries of Lightspeed from the reporting period starting on their acquisition or incorporation date, are prepared for the same reporting period as Lightspeed using Lightspeed’s accounting policies. All subsidiaries are fully consolidated until the date that Lightspeed’s control ceases. 3. Significant accounting policies Revenue recognition The Company’s main sources of revenue are subscriptions for its platforms and revenue from its payment processing services. In addition, the Company generates revenue from payment residuals, merchant cash advances, professional services and sales of hardware as described below. The Company recognizes revenue to depict the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services by applying the following steps: • Identifying the contract with a customer; Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 11

• Identifying the performance obligations in the contract; • Determining the transaction price; • Allocating the transaction price; and • Recognizing revenue when, or as, the Company satisfies a performance obligation. The Company follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations, for determining whether the revenue should be recognized based on the gross amount billed to a customer or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. Sales taxes collected from customers and remitted to government authorities are excluded from revenue. The Company’s arrangements with customers can include multiple performance obligations. When contracts involve multiple performance obligations, the Company evaluates whether each performance obligation is distinct and should be accounted for as a separate unit of accounting. In the case of software subscriptions and hardware and other, the Company has determined that customers can benefit from each service on its own, and that each service being provided to the customer is separately identifiable from other promises in the contract. Specifically, the Company considers the distinct performance obligations to be the software subscriptions and the hardware and implementation services. Payment processing services, payment residuals and merchant cash advances were also considered to be distinct performance obligations. The total transaction price is determined at the inception of the contract and allocated to each performance obligation based on their relative standalone selling prices. The Company determines the standalone selling price by considering internal evidence such as normal or consistently applied standalone selling prices. The determination of standalone selling prices is made through consultation with and approval by management, taking into consideration the Company’s go-to-market strategy. The Company may modify its pricing practices in the future as its go-to-market strategies evolve, which could result in changes in relative standalone selling prices. Discounts are allocated to each performance obligation to which they relate based on their relative standalone selling price. The Company generally receives payment from its customers on the invoice due date. In all other cases, payment terms and conditions vary by contract type, although terms generally include a requirement for payment within 14 to 30 days of the invoice date. In instances where the timing of revenue recognition differs from the timing of invoicing and subsequent payment, we have determined the Company’s contracts generally do not include a significant financing component. Subscription revenue Software subscriptions include subscriptions to cloud-based solutions for both retail and hospitality platforms and for the Company's eCommerce offering. In addition to the core subscriptions outlined above, customers can purchase add-on services such as loyalty, delivery, advanced insights, accounting and inventory management, amongst others. Subscriptions include maintenance and support, which includes access to unspecified upgrades. The Company recognizes revenue for its software subscriptions ratably over the term of the contract commencing on the date the services are made available to customers. Transaction-based revenue The Company offers to its customers payment processing services, through connected terminals and online, that facilitate payment for goods and services sold by the customer to its consumers, for which the customers are charged a transaction fee. The Company recognizes revenue from payment processing services at the time of the transaction at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the payment processing service before the customer receives it as the Company performs additional services which are integrated with the payment processing service prior to delivering the Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 12 service to the customer. The Company also bears the risk for chargebacks and other financial losses if such amounts cannot be recovered from the customer and the Company has full discretion in establishing prices for the promised service. The Company’s software also interfaces with third parties that enable credit card processing. These third parties generate revenue from charging transaction fees that are generally a fixed amount per transaction, or a fixed percentage of the transaction processed. As part of integrating with the solutions of these third parties, the Company negotiates a revenue share with them whereby the Company receives a portion of the revenues generated by the third parties. In addition, the Company has contracted with a number of third-party vendors that sell products to the same customers as the Company. The Company refers its customers to these vendors and earns a referral fee. The Company recognizes the revenues it receives from third-party vendors at the point in time when they are due from third-party vendors. These revenues are recognized at the net amount retained by the Company, whereby only the portion of revenues that the Company receives (or which is due) from the third-party vendor is recognized. The Company also earns revenue from eligible customers through its merchant cash advance ("MCA") program, Lightspeed Capital. Under this program, the Company purchases a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to the Company until the outstanding balance has been fully remitted. The Company evaluates identified underwriting criteria including, but not limited to, the number of years in business, the nature of the business, and historical sales data, prior to purchasing the eligible customer's future receivables to help assess collectibility. As each MCA agreement does not have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the MCA balance outstanding, each MCA is recorded at fair value through profit or loss. The initial fair value is generally equal to the transaction price, being the fair value of the consideration provided to the customer, reduced by any amounts that are not expected to be collected. The fair value of each MCA is reassessed at the end of each fiscal quarter. The amount of transaction-based revenue recognized from MCAs in the period is calculated as the gross amounts remitted by the customer in the period, reduced by the difference in value between the initial fair value and the reassessed fair value at the end of the period, excluding movements in the fair value that relate to amounts that are deemed uncollectible which are recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. The Company is responsible for purchasing the designated amount of future receivables, bears the risk of financial losses if the receivables cannot be recovered from the customer, and the Company has full discretion in establishing the fees charged. The Company incurs processing and other fees with third- party platforms involved in the Company's MCA program, which are recorded as direct costs of revenue. Hardware and other revenue For retail and hospitality customers, the Company’s software integrates with various hardware solutions required to operate a location. As part of the sale process to both new and existing customers, the Company acts as a reseller of the hardware. Such sales consist primarily of hardware peripherals. In addition, in some cases where customers would like assistance deploying the Company’s software or integrating the Company’s software with other systems or setting up their eCommerce store, the Company provides professional services customized to the customer. Hardware equipment revenues are recognized at a point in time, namely when ownership passes to the customer, in accordance with the shipping terms, at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the hardware equipment before the customer receives it. Most professional services are sold on a time-and-materials basis. Consulting engagements can last anywhere from one day to several weeks and are based strictly on the customer’s requirements. The Company’s software can typically be used as delivered to the customer. The Company’s professional services are generally not essential to the functionality of the software. For services performed on a time-and-materials basis, revenues are recognized as the services are delivered at the gross amount of consideration paid by the customer, as the Company is the principal in the arrangement with the customer. The Company is the principal as the Company controls the professional services before they are transferred to the customer. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 13

Direct cost of revenues Direct cost of revenues includes subscription cost of revenue, transaction-based cost of revenue and hardware and other cost of revenue. Subscription cost of revenue consists primarily of employee expenses related to support services provided by the Company to its customers, and amounts paid to our third-party cloud service providers. Transaction-based cost of revenue consists primarily of direct costs related to payment processing services and the Company's merchant cash advance program and employee expenses. The Company incurs costs of interchange and network assessment fees, processing fees, and bank settlement fees to third-party payment processors and financial institutions involved in settlement, which are recorded as direct costs of revenue. Hardware and other cost of revenue consists of costs associated with our hardware solutions, expenses related to implementation services provided to customers, and employee expenses. Contract assets The Company records contract assets ("commission assets") for selling commissions paid at the inception of a contract that are incremental costs of obtaining the contract if the Company expects to recover those costs. Commission assets are subsequently amortized on a systematic basis consistent with the pattern of the transfer of the good or service to which the commission asset relates. The Company applies the practical expedient that allows it to determine the pattern of the transfer of the good or service for a portfolio of contracts that have similar characteristics. For contracts where the amortization period of the commission assets would have been one year or less, the Company uses the practical expedient that allows it to recognize the incremental costs of obtaining those contracts as an expense when incurred. The Company records contract assets for discounts provided to customers at the inception of a contract. Contract assets are subsequently amortized against revenue on a systematic basis consistent with the term to which the contract asset relates. Deferred revenue Deferred revenue mainly comprises fees collected or contractually due for services in which the applicable revenue recognition criteria have not been met. This balance will be recognized as revenue as the services are performed. Cash and cash equivalents Cash comprises cash on deposit at banks. The Company considers all short term highly liquid investments that are readily convertible into known amounts of cash, with original maturities at their acquisition date of three months or less to be cash equivalents. Restricted cash and restricted deposits The Company can be required to hold a defined amount of cash as collateral under the terms of certain business combination arrangements and lease agreements. Cash deposits held by the Company that have restrictions governing their use are classified as restricted cash, current or long-term, based on the remaining length of the restriction. Inventories Inventories, consisting of hardware equipment only, are recorded at the lower of cost and net realizable value with cost determined using the weighted average cost method. The Company provides an allowance for obsolescence based on estimated product life cycles, usage levels and technology changes. Changes in these estimates are reflected in the determination of cost of revenues. The amount of any write-down of inventories to net realizable value, and all losses on inventories, are recognized as an expense in the year during which the impairment or loss occurs. Deferred financing costs The Company records deferred financing costs related to its credit facilities when it is probable that some or all of the facilities will be drawn down. The deferred financing costs were amortized over the term of the related financing Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 14 arrangement. The long-term debt was recorded at amortized cost using the effective interest method, net of deferred financing costs. Research and development tax credits Research and development costs are expensed as incurred, net of tax credits. The Company’s research and development tax credits consist primarily of tax credits for the development of e-business and tax credits for non-refundable research and development. The Company recognizes research and development tax credits as a reduction of research and development and other related expenditures. Property and equipment Property and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. Furniture and equipment are depreciated over five years, and computer equipment is depreciated over three years. Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or the term of their associated leases. Leasehold improvements in progress are not depreciated until the related asset is ready for use. Intangible assets Acquired identifiable intangible assets Intangible assets are stated at cost, less accumulated amortization and impairment losses, if any. Amortization is calculated using the straight-line method over the estimated useful lives of the related assets. Software technologies that are acquired through business combinations are amortized over three to five years, customer relationships acquired through business combinations are amortized over three to six years and purchased software licenses are amortized over the term of the license. Internally generated intangible assets For internally generated intangible assets, expenditure on research activities is recognized as an expense in the period in which it is incurred. The Company recognizes internal development costs as intangible assets only when the following criteria are met: the technical feasibility of completing the intangible asset exists, there is an intent to complete and an ability to use or sell the intangible asset, the intangible asset will generate probable future economic benefits, there are adequate resources available to complete the development and to use or sell the intangible asset, and there is the ability to reliably measure the expenditure attributable to the intangible asset during its development. The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above until the asset is in the condition necessary for it to be capable of operating in the manner intended by management. Where no internally-generated intangible asset can be recognized, internal development costs are recognized as research and development expense in the period in which they are incurred. Subsequent to initial recognition, internally-generated intangible assets are reported at cost, less accumulated amortization and impairment losses, on the same basis as acquired identifiable intangible assets. Internally generated intangible assets are amortized using the straight-line method over the estimated useful lives of the internally generated intangible assets. Impairment of long-lived assets The Company evaluates its property and equipment and intangible assets with finite useful lives for impairment when events or changes in circumstances indicate that the carrying amount of an asset or cash-generating unit ("CGU") may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 15

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or CGUs. Goodwill and impairment of goodwill Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable assets of a business acquired in a business combination. After initial recognition, goodwill is measured at cost less any accumulated impairment losses, if any. For the purpose of impairment testing, goodwill acquired in a business combination is tested at the Company's operating segment level (the "Segment"), which is the level at which management monitors goodwill. The Company reviews the carrying value of goodwill in accordance with International Accounting Standard (IAS) 36, Impairment of Assets, on an annual basis on December 31 or more frequently if events or a change in circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. Goodwill impairment is determined by assessing the recoverable amount of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. A quantitative analysis was performed to determine the fair value less costs of disposal. Note 16 discusses the method and assumptions used for impairment testing. Business combinations The Company follows the acquisition method to account for business combinations in accordance with IFRS 3, Business Combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. The amounts included in the consolidated statements of loss and comprehensive loss under acquisition-related compensation arise from business combinations made by the Company. Acquisition costs that are tied to continuing employment of pre-existing shareholders are required to be recognized as acquisition-related compensation and recognized in accordance with the vesting terms in the acquisition agreement. Consequently, those costs are not included in the total purchase consideration of the business combination. Our share-based acquisition-related compensation follows the guidance in IFRS 2, Share-Based Payment. All other costs that are not eligible for capitalization related to the acquisition are expensed as incurred. New information obtained during the measurement period, up to 12 months following the acquisition date, about facts and circumstances existing at the acquisition date affect the acquisition accounting. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of loss and comprehensive loss. Government assistance Government assistance is recognized when there is reasonable assurance that it will be received and all related conditions will be complied with. When the government assistance relates to an expense item, it is recognized as a reduction of expense over the period necessary to match the government assistance on a systematic basis to the costs that it is intended to subsidize. Income taxes Current tax The current tax payable is based on taxable income for the year. Taxable income differs from income as reported in the consolidated statements of loss and comprehensive loss because of items of income or expense that are taxable or deductible in other periods and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 16

Deferred tax Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable income. Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable income against which those deductible temporary differences can be utilized will be available. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. Current and deferred tax Current and deferred tax are recognized as an expense or income in net loss, except when they relate to items that are recognized outside of net loss (whether in other comprehensive income (loss) or directly in deficit), in which case the tax is also recognized outside of net loss. Provisions Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Restructuring provisions are recognized when the Company has put in place a detailed restructuring plan which has been communicated in sufficient detail to create a constructive obligation. Restructuring provisions include only costs directly related to the restructuring plan, and are measured at the best estimate of the amount required to settle the Company's obligations. Restructuring expense also includes other expenses that directly arise from the restructuring, are necessarily entailed by the restructuring and not associated with the ongoing activities of the Company. If the known expected settlement date exceeds 12 months from the date of recognition, provisions are discounted using a current pre-tax interest rate that reflects the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost. Provisions are reviewed at the end of each reporting period and adjusted as appropriate. Leases At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 17

• The contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified. • The Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and • The Company has the right to direct the use of the asset. The Company has this right when it has the decision- making rights that are most relevant to changing how and for what purpose the asset is used. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices. As a lessee The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received prior to the commencement date. The lease term is determined based on the non-cancellable period for which the Company has the right to use an underlying asset. The lease term is adjusted, if applicable, for periods covered by extension and termination options to the extent that the Company is reasonably certain to exercise them. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, which is considered the appropriate useful life of any such asset. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability, to the extent necessary. The lease liability is initially measured at the present value of the lease payments, net of lease incentives receivables, that are not paid at the commencement date, discounted using an incremental borrowing rate if the rate implicit in the lease arrangement is not readily determinable. Lease payments included in the measurement of the lease liability comprise fixed payments, including in-substance fixed payments and variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date. The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, lease term, or if the Company changes its assessment of whether it will exercise an extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. Short-term leases and leases of low-value assets The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. On the consolidated statement of cash flows, lease payments related to short-term leases, low value assets and variable lease payments not included in lease liabilities are classified as cash flows used in operating activities, whereas the remaining lease payments are classified as cash flows used in financing activities. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 18

Equity incentive plans The Company has multiple equity incentive plans and records all share-based payments at their respective fair values. The Company recognizes share-based compensation expense over the vesting period of the tranche of awards being considered. The fair value of stock options granted to employees is generally estimated at the date of grant using the Black-Scholes option pricing model. The Company also estimates forfeitures at the time of grant and revises its estimate, if necessary, in subsequent periods if actual forfeitures differ from these estimates. Any consideration paid by employees on exercising stock options and the corresponding portion previously credited to additional paid-in capital are credited to share capital. The Black-Scholes option pricing model used by the Company to calculate option values was developed to estimate the fair value. This model also requires assumptions, including expected option life, volatility, risk-free interest rate and dividend yield, which greatly affect the calculated values. Expected option life is determined using the time-to-vest-plus-historical- calculation-from-vest-date method that derives the expected life based on a combination of each tranche’s time to vest plus the actual or expected life of an award based on the past activity or remaining time to expiry on outstanding awards. Expected volatility is determined using comparable companies for which the information is publicly available. The risk- free interest rate is determined based on the rate at the time of grant and cancellation for zero-coupon Canadian government securities with a remaining term equal to the expected life of the option. Dividend yield is based on the expected annual dividend rate at the time of grant. Expected forfeiture is derived from historical forfeiture rates. The fair value of options that contain market performance conditions is measured using the Monte Carlo pricing model to estimate the Company's potential future share price. Market conditions are considered in the fair value estimate on the grant date and this fair value is not revised subsequently. The fair value of restricted share units ("RSUs"), deferred share units ("DSUs") and performance share units which include non-market performance conditions ("PSUs") is measured using the fair value of the Company's shares as if the units were vested and issued on the grant date. An estimate of forfeitures is applied when determining share-based compensation expense as well as estimating the probability of meeting related performance conditions where applicable. If the vesting date of certain stock options or share awards is accelerated as part of a restructuring, the expense directly related to the acceleration of the stock options or share awards is recognized as a component of restructuring. Employee benefits The Company maintains defined contribution plans for which it pays fixed contributions to administered pension insurance plans on a mandatory or contractual basis. The Company has no further payment obligations once the contributions have been paid. Obligations for contributions to defined contribution pension plans are recognized as employee compensation as the services are provided. Segment information The Company’s Chief Operating Decision Maker ("CODM") is the Chief Executive Officer. The CODM is the highest level of management responsible for assessing Lightspeed’s overall performance and making operational decisions such as resource allocations related to operations, product prioritization, and delegation of authority. Management has determined that the Company operates in a single operating and reportable segment. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 19

Loss per share Basic loss per share is calculated by dividing net loss attributable to holders of the Company's Common Shares by the weighted average number of Common Shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to holders of the Company's Common Shares by the weighted average number of Common Shares outstanding during the year, plus the effect of potentially-dilutive securities outstanding during the year. The Company uses the treasury stock method to the extent that the effect is dilutive. As a result of net losses incurred, all potentially- dilutive securities have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive. Financial instruments Financial assets Initial recognition and measurement The Company’s financial assets comprise cash and cash equivalents, restricted cash and restricted deposits, trade and other receivables, merchant cash advances, foreign exchange forward contracts, investments and other assets. All financial assets are recognized initially at fair value, plus, in the case of financial assets that are not measured at fair value through profit and loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases and sales of financial assets are recognized on the settlement date being the date that the Company receives or delivers the asset. Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets except for those with maturities greater than 12 months after the reporting period. Subsequent measurement Cash and cash equivalents, restricted cash and restricted deposits, merchant cash advances, foreign exchange forward contracts and investments are carried at fair value with gains and losses recognized in the consolidated statements of loss and comprehensive loss. Trade receivables are carried at amortized cost using the effective interest rate method. For information on impairment losses on trade receivables, refer to the Impairment of financial assets section below. Derecognition Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when the financial assets are written off. Impairment of financial assets The Company assesses at each reporting date whether there is any evidence that its trade receivables are impaired. The Company uses the simplified approach for measuring impairment for its trade receivables as these financial assets do not have a significant financing component as defined under IFRS 15, Revenue from Contracts with Customers. Therefore, the Company does not determine if the credit risk for these instruments has increased significantly since initial recognition. Instead, a loss allowance is recognized based on lifetime expected credit losses (“ECL”) at each reporting date. Impairment losses and subsequent reversals are recognized in profit or loss and are the amounts required to adjust the loss allowance at the reporting date to the amount that is required to be recognized based on the aforementioned policy. The Company has established a provision matrix that is based on its historical credit loss experiences, adjusted for forward-looking factors specific to the debtors and the economic environment. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss and comprehensive loss. Trade receivables are written off when there is no reasonable expectation of recovery. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 20

Financial liabilities Initial recognition and measurement The Company’s financial liabilities comprise accounts payable and accrued liabilities, lease liabilities, other liabilities, long-term debt and foreign exchange forward contracts. All financial liabilities except lease liabilities are recognized initially at fair value. The Company assesses whether embedded derivative financial instruments are required to be separated from host contracts when the Company first becomes party to the contract. Subsequent measurements After initial recognition, financial liabilities, excluding contingent consideration and foreign exchange forward contracts, are subsequently measured at amortized cost using the effective interest method. The effective interest method amortization is included as a finance cost in the consolidated statements of loss and comprehensive loss. Financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. The Company accounts for contingent consideration as a financial liability measured at fair value through profit or loss and subsequently re-measures fair value at the end of each reporting period. The fair value of the contingent consideration, if above nil, is presented as a component of accounts payable and accrued liabilities as well as other long-term liabilities on the consolidated balance sheets. The change in the fair value of the contingent consideration, if any, is recognized within general and administrative expenses in the consolidated statements of loss and comprehensive loss. Derecognition Financial liabilities are derecognized when the obligation under the liability is discharged, cancelled, or expires. Gains and losses are recognized in the consolidated statements of loss and comprehensive loss when the liabilities are derecognized. Foreign exchange forward contracts The Company designates certain foreign exchange forward contracts as cash flow hedges when all the requirements in IFRS 9, Financial Instruments are met. The Company recognizes these foreign exchange forward contracts as either assets or liabilities on the consolidated balance sheets and these contracts are measured at fair value at each reporting period. The asset and liability positions of the foreign exchange forward contracts are included in other current assets and accounts payable and accrued liabilities on the consolidated balance sheets, respectively. The Company reflects the gain or loss on the effective portion of a cash flow hedge in other comprehensive income (loss) and subsequently reclassifies cumulative gains and losses to direct cost of revenues, general and administrative, research and development, or sales and marketing expenses, depending on the risk hedged, when the hedged transactions impact the consolidated statements of loss and comprehensive loss. If the hedged transactions become probable of not occurring, the corresponding amounts in accumulated other comprehensive income (loss) are immediately reclassified to finance income or costs. Foreign exchange forward contracts that do not meet the requirements in IFRS 9, Financial Instruments to be designated as a cash flow hedge, are classified as derivative instruments not designated for hedging. The Company measures these instruments at fair value with changes in fair value recognized in finance income or costs. To date, the Company has not had any foreign exchange forward contracts that do not meet the requirements in IFRS 9, Financial Instruments to be designated as a cash flow hedge. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 21

Foreign currency translation Functional and presentation currency The functional as well as the presentation currency of Lightspeed is the US dollar. Items included in the consolidated financial statements of the Company are measured in the functional currency, which is the currency of the primary economic environment in which the entity operates. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the changes at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss and comprehensive loss. Foreign operations The results and financial position of all the Company entities that have a functional currency different from the presentation currency are translated into US dollars as follows: assets and liabilities are translated at the closing rate at the reporting date; income and expenses for each statement of operation are translated at average exchange rates; and all resulting exchange differences are recognized in other comprehensive income (loss). For foreign currency translation purposes, goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the operation and translated at the closing rate at each reporting date. New accounting pronouncements New accounting pronouncements are issued by the IASB or other standard-setting bodies, and they are adopted by the Company as at the specified effective date. New and amended standards and interpretations adopted by the Company The IASB has issued amendments to IAS 16 Property, Plant and Equipment to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use. The amendments also clarify the meaning of "testing whether an asset is functioning properly". The IASB also issued an amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets to clarify the cost of fulfilling a contract in assessing whether a contract is onerous. These amendments to IAS 16 and IAS 37 are effective for annual periods beginning on or after January 1, 2022, with early application permitted. The Company has adopted these amendments as of April 1, 2022. There was no impact on the Company's accounting policies or the consolidated financial statements as a result of adopting such amendments. There were no other IFRS or International Financial Reporting Interpretations Committee (IFRIC) interpretations effective as of April 1, 2022 that had a material impact on the Company's accounting policies or the consolidated financial statements. New and amended standards and interpretations issued not yet effective At the date of authorization of these financial statements, the Company has not yet applied the following new and revised IFRS Standards that have been issued but are not yet effective. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 22

The IASB has issued IFRS 17 Insurance Contracts standardizing how to recognize, measure, present and disclose insurance contracts, amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors clarifying how to distinguish changes in accounting policies from changes in accounting estimates, amendments to IAS 1 Presentation of Financial Statements requiring companies to disclose their material accounting policy information and amendments to IAS 12 Income Taxes requiring companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The new IFRS 17 standard and these amendments to IAS 8, IAS 1 and IAS 12 are effective for annual periods beginning on or after January 1, 2023, with early application permitted. The IASB has also issued amendments to IAS 1 Presentation of Financial Statements affecting the presentation of liabilities as current or non-current in the statement of financial position and they have also issued amendments to IFRS 16 Leases to include variable payments when measuring a lease liability arising from a sale-and-leaseback transaction. These amendments to IAS 1 and IFRS 16 are effective for annual periods beginning on or after January 1, 2024, with early application permitted. The Company does not expect that the adoption of the standards listed above will have a material impact on the financial statements of the Company in future periods. 4. Significant accounting estimates and assumptions Use of estimates The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management reviews its estimates on an ongoing basis based on management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions are as follows: Revenue recognition The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. The Company follows the guidance provided in IFRS 15, Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized at the gross amount of consideration paid by the customer or the net amount of consideration retained by the Company. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. Impairment of non-financial assets The Company’s impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rate. These estimates, including the methodology used, the assessment of CGUs and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Refer to note 16 for additional information on the assumptions used. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 23

Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment. Business combinations The Company follows the acquisition method to account for business combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Such valuations require management to make significant estimates, assumptions, and judgments, especially with respect to intangible assets and contingent consideration. For intangible assets, the Company develops the fair value by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows, and key assumptions generally consist of the future performance of the related assets, the discount rate, the attrition rate, the royalty rates, and the payments attach rate. Contingent consideration is measured at fair value using a discounted cash flow model. Recoverability of deferred tax assets and current and deferred income taxes and tax credits Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies. Share-based compensation The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, interest rate, and dividend yield. Refer to note 25 for additional information on the assumptions used. Provisions The Company is involved in litigation and claims from time to time. There can be no assurance that these litigations and claims will be resolved without costly litigation nor in a manner that does not adversely impact the financial position and operating results of the Company. Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. In determining the probability of a loss and consequently determining a reasonable estimate, management is required to use significant judgment. Assumptions applied reflect the most probable set of economic conditions and planned courses of action by the Company at the time, but these too may differ over time. Given the uncertainties associated with any litigation, the actual outcome can be different from the Company's estimates and could adversely affect the financial position and operating results of the Company. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 24

5. Revenues The disaggregation of the Company’s revenue was as follows: 2023 2022 $ $ Subscription revenue 298,763 248,430 Transaction-based revenue 399,552 264,044 Hardware and other revenue 32,191 35,898 Total revenues 730,506 548,372 Transaction-based revenue includes $8,196 of revenue from merchant cash advances for the fiscal year ended March 31, 2023 (2022 – $2,667). The Company discloses revenue by geographic area in note 29. Contract assets The amount of amortization of commission assets recognized as sales and marketing expense in the fiscal year ended March 31, 2023 is $12,254 (2022 – $8,138). The Company recorded a contract asset for discounts provided to customers at the inception of a contract of $8,845 included in other current assets and $10,691 included in other long-term assets as at March 31, 2023, with $4,124 being amortized into subscription revenue and transaction-based revenue for the fiscal year ended March 31, 2023 (2022 – $4,139 and $5,591 with $3,679 being amortized, respectively). Contract liabilities Revenue recognized that was included in the deferred revenue balance at the beginning of the years ended March 31, 2023 and 2022 is $65,194 and $43,116, respectively. 6. Direct cost of revenues 2023 2022 $ $ Subscription cost of revenue 80,064 72,192 Transaction-based cost of revenue 271,035 159,432 Hardware and other cost of revenue 47,446 45,575 Total direct cost of revenues 398,545 277,199 Inventories expensed during the fiscal year ended March 31, 2023 in direct cost of revenues amount to $37,560 (2022 – $35,832). Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 25

7. Government assistance Government assistance recognized as a reduction of expenses is as follows: 2023 2022 $ $ Direct cost of revenues 653 1,144 General and administrative 681 545 Research and development 3,006 2,692 Sales and marketing 142 358 Total government assistance 4,482 4,739 Government assistance includes research and development tax credits, grants, and other incentives. 8. Employee compensation The total employee compensation comprising salaries and benefits, excluding government assistance and acquisition- related compensation, for the fiscal year ended March 31, 2023, was $396,926 (2022 - $341,851). Share-based compensation and related costs were included in the following expenses: 2023 2022 $ $ Direct cost of revenues 6,945 6,345 General and administrative 33,963 26,377 Research and development 35,504 29,705 Sales and marketing 47,255 46,639 Restructuring 5,637 — Total share-based compensation and related costs 129,304 109,066 Total share-based compensation and related costs for the fiscal year ended March 31, 2023 includes a reversal of $6,925 of share-based compensation expense for forfeited unvested stock options and forfeited unvested RSUs in connection with the restructuring announced in January 2023. The amount recognized as an expense for the fiscal year ended March 31, 2023 for our defined contribution plans was $5,258 (2022 - $4,264). 9. Finance income and costs 2023 2022 $ $ Interest income 26,866 5,855 Interest expense (2,054) (2,867) Net interest income 24,812 2,988 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 26

10. Loss per share The Company has stock options and share awards as potentially-dilutive shares. Diluted net loss per share excludes all potentially-dilutive shares if their effect is anti-dilutive. As a result of net losses incurred, all potentially-dilutive shares have been excluded from the calculation of diluted net loss per share because including them would be anti-dilutive; therefore, basic and diluted number of shares is the same for the years ended March 31, 2023 and 2022. All outstanding potentially dilutive shares could potentially dilute loss per share in the future. 2023 2022 Issued Common Shares 151,170,305 148,661,312 Weighted average number of Common Shares (basic and diluted) 150,404,130 141,580,917 Net loss per share – basic and diluted ($7.11) ($2.04) The weighted average number of potentially dilutive shares that are not included in the diluted net loss per share calculations because they would be anti-dilutive was 16,270,724 stock options and share awards for the year ended March 31, 2023 (2022 - 10,515,666). 11. Trade and other receivables 2023 2022 $ $ Trade receivables 37,167 22,894 Allowance for expected credit losses (4,131) (3,043) Trade receivables, net 33,036 19,851 Research and development tax credits receivable 8,424 4,195 Sales tax receivable 4,862 6,323 Merchant cash advances measured at fair value 29,492 6,300 Indemnification receivables 4,042 9,097 Accrued interest and other 4,478 — Total trade and other receivables 84,334 45,766 The indemnification receivables are for indemnities on certain income tax payables and other liabilities assumed through our acquisitions. 12. Other current assets 2023 2022 $ $ Restricted cash and restricted deposits 1,366 1,531 Prepaid expenses and deposits 14,149 20,478 Commission asset 12,160 8,959 Contract asset and other 9,330 4,567 Total other current assets 37,005 35,535 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 27

13. Leases The Company leases certain properties under non-cancellable lease agreements that relate to office spaces and vehicles. The remaining lease terms are between one and seven years. The roll-forward of lease right-of-use assets is as follows: 2023 2022 Cost $ $ Balance - Beginning of fiscal year 37,001 27,054 Additions 1,613 6,934 Acquired in business combinations — 5,160 Modifications to and disposals of lease contracts (1,992) (1,863) Exchange differences (142) (284) Balance - End of fiscal year 36,480 37,001 Accumulated depreciation Balance - Beginning of fiscal year 11,462 5,848 Depreciation charge 8,244 7,743 Modifications to and disposals of lease contracts (4,074) (2,071) Exchange differences (125) (58) Balance - End of fiscal year 15,507 11,462 Net book value Balance - Beginning of fiscal year 25,539 21,206 Balance - End of fiscal year 20,973 25,539 Offices 20,332 24,655 Vehicles 641 884 The maturity analysis of lease liabilities as at March 31, 2023 is as follows: Fiscal Year $ 2024 6,617 2025 5,672 2026 4,165 2027 2,780 2028 2,139 2029 and thereafter 3,818 Total minimum payments 25,191 Expenses relating to short-term leases, including those excluded due to the election of the practical expedient allowing the Company to expense lease payments for short-term leases and leases for which the underlying asset is of low value, as well as variable lease payments not included in the measurement of lease liabilities, were approximately $2,716 for the fiscal Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 28

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2023 and 2022
(expressed in thousands of US dollars, except number of shares)

year ended March 31, 2023 (2022 - $3,455). The interest expense for the fiscal year ended March 31, 2023 was $1,075 (2022 - $1,204).

14. Property and equipment

2023

	Furniture	Equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost					
As at March 31, 2022	2,314	1,975	9,197	13,552	27,038
Additions	1,004	43	3,281	4,178	8,506
Disposals	(766)	(618)	(2,724)	(212)	(4,320)
As at March 31, 2023	2,552	1,400	9,754	17,518	31,224
Accumulated depreciation					
As at March 31, 2022	1,426	1,342	5,214	2,600	10,582
Depreciation	531	193	2,714	2,033	5,471
Disposals	(766)	(618)	(2,724)	(212)	(4,320)
As at March 31, 2023	1,191	917	5,204	4,421	11,733
Net book value as at March 31, 2023	1,361	483	4,550	13,097	19,491

2022

	Furniture	Equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost					
As at March 31, 2021	2,177	1,759	6,460	7,451	17,847
Additions	19	461	3,564	7,360	11,404
Acquired through business combinations	308	—	1,122	273	1,703
Disposals	(190)	(245)	(1,949)	(1,532)	(3,916)
As at March 31, 2022	2,314	1,975	9,197	13,552	27,038
Accumulated depreciation					
As at March 31, 2021	1,004	1,181	4,441	2,879	9,505
Depreciation	612	406	2,722	1,253	4,993
Disposals	(190)	(245)	(1,949)	(1,532)	(3,916)
As at March 31, 2022	1,426	1,342	5,214	2,600	10,582
Net book value as at March 31, 2022	888	633	3,983	10,952	16,456

29

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2023 and 2022
(expressed in thousands of US dollars, except number of shares)

15. Intangible assets

2023

	Acquired software technologies	Customer relationships	Internally generated intangibles	Total
	$	$	$	$
Cost				
As at March 31, 2022	213,581	345,956	—	559,537
Additions	—	—	4,269	4,269
Exchange differences	(739)	(1,769)	—	(2,508)
As at March 31, 2023	212,842	344,187	4,269	561,298
Accumulated amortization				
As at March 31, 2022	67,275	82,694	—	149,969
Amortization	42,795	58,751	—	101,546
Exchange differences	(653)	(1,014)	—	(1,667)
As at March 31, 2023	109,417	140,431	—	249,848
Net book value as at March 31, 2023	103,425	203,756	4,269	311,450

2022

	Acquired software technologies	Customer relationships	Internally generated intangibles	Total
	$	$	$	$
Cost				
As at March 31, 2021	72,884	220,090	—	292,974
Acquired through business combinations	141,200	127,600	—	268,800
Exchange differences	(503)	(1,734)	—	(2,237)
As at March 31, 2022	213,581	345,956	—	559,537
Accumulated amortization				
As at March 31, 2021	30,640	27,841	—	58,481
Amortization	36,700	55,112	—	91,812
Exchange differences	(65)	(259)	—	(324)
As at March 31, 2022	67,275	82,694	—	149,969
Net book value as at March 31, 2022	146,306	263,262	—	409,568

30

16. Goodwill 2023 2022 $ $ Balance - Beginning of fiscal year 2,104,368 971,939 Addition through business combinations — 1,137,340 Impairment loss (748,712) — Foreign currency translation (5,011) (4,911) Balance - End of fiscal year 1,350,645 2,104,368 Impairment analysis During the three months ended December 31, 2022, there were changes in macroeconomic conditions and the Company's share price and market capitalization decreased. This led to the carrying amount of the Company's net assets exceeding the Company's market capitalization as at December 31, 2022. This triggered an impairment test to be performed on the Company's goodwill for the Company's Segment, as defined in note 3, which is the level at which management monitors goodwill. The timing of this test also aligned with the Company's annual impairment test of goodwill. Impairment, if any, is determined by assessing the recoverable amount of the Segment. The Segment's recoverable amount is the higher of the Segment's fair value less costs of disposal and its value in use. The Company completed an impairment test of goodwill as at December 31, 2022 using the Company's fair value less costs of disposal method. This test resulted in a non-cash impairment charge of $748,712 related to goodwill during the three months ended December 31, 2022 as the terminal value multiple was negatively impacted by the macroeconomic conditions and the Company's share price decrease, and the Company's revenue growth rate was negatively impacted by the macroeconomic impact on the Company's customer's sales. Fair value less costs of disposal is a Level 3 measurement (see note 27). Fair value less costs of disposal was estimated using an income approach, more specifically, a discounted cash flow model. The discounted cash flow model takes into consideration a five-year financial forecast, which is based on the Company’s actual performance and management’s best estimates of future performance, and calculates a terminal value based on revenues. The cash flows are discounted using a weighted average cost of capital reflecting the market assessment. The costs to sell were assumed to be 2.5% of the fair value amount. The carrying value of the Segment was compared with the fair value less costs of disposal to test for impairment. Sensitivity of assumptions The following table indicates the impact on the carrying value of a 1% change in the key assumptions as at December 31, 2022: Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 31

Key Assumptions Input used in discounted cash flow model Impairment increase if the key assumption was changed by 1%, assuming all other key assumptions were held constant* $ Discount Rate (%) 30% 21,240 Terminal Value Multiple 2.5 16,063 Revenue Growth Rate (%) 27% 19,607 *Discount rate multiplied by 1.01, terminal value multiple multiplied by 0.99, revenue growth rate multiplied by 0.99 Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate. The Company reassessed as at March 31, 2023 the key assumptions used in the December 31, 2022 test and found no reduction in the terminal value multiple, no increase in the discount rate and no decrease in the revenue growth rate. A reduction in the terminal value multiple, an increase in the discount rate or a decrease in the revenue growth rate could cause additional impairment in the future. The determination of the recoverable amount involves the use of estimates by management and can have a material impact on the respective value and ultimately the amount of any impairment. The Company is required to perform its next annual goodwill impairment analysis on December 31, 2023, or earlier should there be a goodwill impairment trigger before then. No impairment charges were taken on other assets included in Lightspeed's cash generating units. 17. Other long-term assets 2023 2022 $ $ Restricted cash 408 260 Prepaid expenses and deposits 3,775 5,945 Commission asset 15,147 9,604 Contract asset 10,691 5,591 Investments 1,519 — Total other-long term assets 31,540 21,400 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 32

18. Accounts payable and accrued liabilities 2023 2022 $ $ Trade payables 36,958 39,245 Accrued compensation and benefits 22,543 25,238 Accrued payroll taxes on share-based compensation 3,030 3,594 Acquisition-related payables 331 5,527 Sales tax payable 3,556 3,861 Other 2,409 842 Total accounts payable and accrued liabilities 68,827 78,307 19. Credit facility The Company had credit facilities with the Canadian Imperial Bank of Commerce ("CIBC"), which included a $25,000 demand revolving operating credit facility (the "Revolver") and a $50,000 stand-by acquisition term loan, $20,000 of which was uncommitted (the "Acquisition Facility", and together with the Revolver, the "Credit Facilities"). The Acquisition Facility was drawn for $30,000 in January 2020 for the acquisition of Lightspeed POS Germany GmbH (formerly Gastrofix GmbH) and was set to mature 60 months thereafter. On July 6, 2022, the Company repaid in full the balance outstanding under the Acquisition Facility, including all accrued and unpaid interest and the Acquisition Facility was terminated. Prior to the repayment, excluding unamortized financing costs, the balance drawn on the Acquisition Facility was $30,000. On October 28, 2022, the Company amended the Revolver to, among other things, reduce the size of the Revolver to $5,000 and facilitate greater operating flexibility (the "Amended Revolver"). The Amended Revolver is available for letters of credit or letters of guarantee for general corporate and working capital purposes. The Amended Revolver is subject to certain general covenants, including making available annual audited consolidated financial statements, and is secured by material assets of the Company. The Company was in compliance with covenants as at March 31, 2023. 20. Share capital As at March 31, 2023, the Company had 151,170,305 Common Shares issued and outstanding, unlimited shares authorized (2022 – 148,661,312). The Company’s authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series. Common Shares The Common Shares consist of Subordinate Voting Shares with no par value. The holders of outstanding Common Shares are entitled to one vote per share and are entitled to receive dividends at such times and in such amounts and form as the Board may from time to time determine, but subject to the rights of the holders of any preferred shares. Preferred Shares The preferred shares are issuable at any time and from time to time in one or more series. The Board is authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the preferred Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 33 shares of each series, which may include voting rights, the whole subject to the issue of a certificate of amendment setting forth the designation and provisions attaching to the preferred shares or shares of the series. New Issue Offering On August 11, 2021, the Company completed a public offering of Subordinate Voting Shares in the United States and Canada through the issuance of new shares. The public offering consisted of an aggregate of 8,855,000 Subordinate Voting Shares, including the exercise in full by the underwriters of their over-allotment option on August 13, 2021, to purchase 1,155,000 additional Subordinate Voting Shares. The Subordinate Voting Shares were issued from treasury for gross proceeds of $823,515 for the Company, with share issuance costs (including the underwriters' fee and other expenses related to the offering) for the Company amounting to $33,042. 21. Accumulated other comprehensive income (loss) Foreign currency differences on translation of foreign operations Hedging reserve Total accumulated other comprehensive income (loss) 2023 2022 2023 2022 2023 2022 $ $ $ $ $ $ Balance - Beginning of fiscal year 2,654 9,715 23 — 2,677 9,715 Other comprehensive income (loss) (5,586) (7,061) (148) 23 (5,734) (7,038) Balance - End of fiscal year (2,932) 2,654 (125) 23 (3,057) 2,677 22. Income taxes Income tax expense (recovery) includes the following components: 2023 2022 $ $ Current Related to current year 2,880 1,214 Related to prior years (411) (111) 2,469 1,103 Deferred Related to current year (6,338) (27,831) Related to prior years (350) (193) (6,688) (28,024) Total income tax recovery (4,219) (26,921) Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 34

The income tax expense (recovery) reported, which includes foreign taxes, differs from the amount of the income tax expense (recovery) computed by applying Canadian statutory rates as follows: 2023 2022 $ $ Loss before income taxes (1,074,228) (315,354) Statutory tax rate 26.5% 26.5 % Income tax recovery at the statutory tax rate (284,671) (83,589) Impact of rate differential of foreign jurisdiction 9,944 7,078 Non-deductible share-based compensation and related costs 33,771 20,208 Acquisition-related compensation and transaction-related costs 1,267 1,480 Other non-deductible expenses (credits) and non-taxable amounts 728 (192) Adjustment related to prior years (761) (304) Goodwill impairment 198,409 — Changes in unrecognized benefits of deferred tax assets 38,673 27,972 Impact of foreign exchange and other (1,579) 426 Total income tax recovery (4,219) (26,921) Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows: 2023 2022 Deferred tax assets $ $ Property and equipment 3,179 2,402 Non-capital losses carried forward 49,467 78,292 Lease liabilities 6,045 6,354 Deferred revenue 530 1,217 Interest expenses carried forward 3,170 5,852 Other 17,760 6,338 Total deferred tax assets 80,151 100,455 Deferred tax liabilities Property and equipment (562) (299) Intangible assets (67,972) (97,647) Lease right-of-use assets (5,028) (5,140) Other (6,288) (4,048) Total deferred tax liabilities (79,850) (107,134) Net deferred tax assets (liabilities) 301 (6,679) As presented on the consolidated balance sheets: Deferred tax assets 301 154 Deferred tax liabilities — (6,833) Net deferred tax assets (liabilities) 301 (6,679) Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 35

2023 Balance as at March 31, 2022 Charged (credited) to consolidated statement of loss Business acquisitions and other Balance as at March 31, 2023 $ $ $ $ Deferred tax assets (liabilities) continuity Property and equipment 2,103 514 — 2,617 Intangible assets (97,647) 29,675 — (67,972) Lease liabilities 6,354 (309) — 6,045 Lease right-of-use assets (5,140) 112 — (5,028) Non-capital losses carried forward 78,292 (28,825) — 49,467 Deferred revenue 1,217 (687) — 530 Interest expenses carried forward 5,852 (2,682) — 3,170 Other 2,290 8,890 292 11,472 Net deferred tax assets (liabilities) (6,679) 6,688 292 301 2022 Balance as at March 31, 2021 Charged (credited) to consolidated statement of loss Business acquisitions and other Balance as at March 31, 2022 $ $ $ $ Deferred tax assets (liabilities) continuity Property and equipment 2,061 75 (33) 2,103 Intangible assets (50,476) 22,042 (69,213) (97,647) Lease liabilities 6,073 5 276 6,354 Lease right-of-use assets (5,000) 86 (226) (5,140) Non-capital losses carried forward 41,308 3,439 33,545 78,292 Deferred revenue 1,011 206 — 1,217 Interest expenses carried forward 5,188 664 — 5,852 Other (1,351) 1,507 2,134 2,290 Net deferred tax assets (liabilities) (1,186) 28,024 (33,517) (6,679) Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 36

The Company has accumulated unrecognized deductible temporary differences, unused tax losses and unused tax credits as follows: 2023 2022 $ $ Deductible temporary differences 63,695 60,237 Non-capital losses 587,407 394,067 Research and development expenditures 21,760 15,456 672,862 469,760 As at March 31, 2023, the Company and its subsidiaries have non-capital losses of $587,407 (2022 - $394,067) available to reduce future taxable income for which the benefits have not been recognized. From this amount, $320,344 (2022 - $226,403) expires from calendar year 2024 to 2043, while $267,063 (2022 - $167,664) has no expiry date. There was no change in statutory tax rate for the financial year. Government assistance The Company incurred research and development expenditures and e-business development expenses which are eligible for tax credits. The tax credits recorded are based on management’s estimate of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. For the fiscal year ended March 31, 2023, the Company recorded a Canadian provision for refundable tax credits of $4,077 (2022 – $3,933). This amount has been recorded as a reduction of research and development and e-business development expenditures for the year. As at March 31, 2023, the Company has available Canadian federal non-refundable investment tax credits of $2,598 (2022 – $2,548) related to research and development expenditures which may be used to reduce Canadian federal income taxes payable in future years. These non-refundable investment tax credits begin to expire in 2033. The Company also has a non-refundable e-business tax credit of $4,823 (2022 – $3,772) which may reduce Canadian provincial income taxes payable in future years. These non-refundable credits begin to expire in 2035. The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements. 23. Commitments Refer to note 13 for the maturity analysis of lease liabilities as at March 31, 2023. In addition to the obligations under lease liabilities, the Company is subject to short-term leases and variable lease payments, as well as various non-cancelable service agreements with minimum spend commitments. The table below outlines the maturity analysis as at March 31, 2023 for the Company's short-term leases and variable lease payments, and for the minimum fixed and determinable portion of the Company's material unconditional purchase obligations: < 1 Year 1 to 5 Years >5 Years Total $ $ $ $ Short-term leases and variable lease payments 3,106 8,503 3,161 14,770 Material unconditional purchase obligations 32,077 85,441 — 117,518 Total contractual obligations 35,183 93,944 3,161 132,288 Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 37

Short-term leases and variable lease payments include short term lease payments and variable lease payments for the Company's share of tenant operating expenses and taxes. Purchase obligations include material non-cancelable service agreements with service providers and payment processors subject to minimum spend commitments. 24. Contingencies and Provisions Contingencies Beginning in October 2021, the Company and certain of the Company's officers and directors were named as defendants to an application for authorization to bring a securities class action filed before the Superior Court of Quebec, and the Company and certain of the Company's officers and directors were named as defendants in a securities class action brought in U.S. district court for the Eastern District of New York (a separate action brought in the Southern District of New York was voluntarily dismissed after a lead plaintiff was appointed in the Eastern District of New York action). The application and action are sought on behalf of purchasers of the Company's Common Shares, and are based upon allegations that the defendants made false and/or misleading statements to the public and seek unspecified damages. On June 27, 2022, the Company filed a motion to dismiss the securities class action brought in the U.S. district court for the Eastern District of New York. Plaintiffs to the securities class action brought in the U.S. district court for the Eastern District of New York filed an opposition to the Company's motion to dismiss, and the Company filed a reply. The Company and management intend to vigorously defend against each of these proceedings. On October 22, 2021, CloudofChange, LLC, a non-practising entity, filed a patent infringement lawsuit against the Company in the Western District of Texas. The patents at issue in the suit include U.S. Patents Nos. 9,400,640, 10,083,012 and 11,226,793. These patents generally relate to web-based point of sale builder systems. The Company and management intend to vigorously defend against the action. The Company has not provisioned for the above-mentioned matters as the outcome is not determinable nor is the amount of loss, if any, reasonably estimable given the present stage of the proceedings in each case. Provisions The Company is involved in other litigation and claims in the normal course of business. Management is of the opinion that any resulting provisions and ultimate settlements would not materially affect the financial position and operating results of the Company. Restructuring During the fiscal year ended March 31, 2023, the Company announced and implemented a reorganization to streamline the Company's operating model while continuing to focus on disciplined growth. Provision for severance and cash acquisition-related compensation acceleration 2023 2022 $ $ Balance - Beginning of fiscal year 247 1,034 Expensed during the year 18,581 803 Paid during the year (17,722) (1,590) Balance - End of fiscal year 1,106 247 The provision is included in accounts payable and accrued liabilities in the other category in note 18. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 38

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2023 and 2022
(expressed in thousands of US dollars, except number of shares)

Restructuring expenses

	2023	2022
	$	$
Severance	15,710	803
Share-based compensation expense acceleration	5,637	—
Cash acquisition-related compensation acceleration	2,871	—
Share-based acquisition-related compensation acceleration	4,465	—
Restructuring	**28,683**	**803**

25. Share-based compensation (numbers of shares and awards are presented in per share and per award amounts)

In 2012, the Company established the 2012 option plan (which was amended in 2015, 2019 and 2021) (the "2012 Legacy Option Plan"). Employee stock option grants under the 2012 Legacy Option Plan generally vest as to 25% a year annually over four years and have a term of seven years. In connection with the Company's initial public offering in Canada (the "IPO"), the 2012 Legacy Option Plan was amended such that outstanding options granted thereunder are exercisable for Common Shares and no further awards can be made under the 2012 Legacy Option Plan.

In connection with the IPO, an omnibus incentive plan (as amended and restated, the "Omnibus Incentive Plan") was adopted. The Omnibus Incentive Plan was amended and restated in November 2019 to give effect to certain housekeeping amendments. The Omnibus Incentive Plan was amended and restated in September 2020 to convert such plan from a "fixed plan" to a "rolling plan", whereby the maximum number of Common Shares of the Company which may be reserved and set aside for issuance under such plan and the 2012 Legacy Option Plan were changed from a fixed number of Common Shares to a maximum aggregate number of Common Shares equal to 15% of all Common Shares issued and outstanding from time to time on a non-diluted basis. On that basis, as at March 31, 2023, the maximum number of Common Shares available under the Omnibus Incentive Plan and the 2012 Legacy Option Plan was 22,675,545. In February 2021, the Omnibus Incentive Plan was updated to amend certain definitions.

The Omnibus Incentive Plan allows the Board to grant long-term equity-based awards to eligible participants in the form of stock options, RSUs, DSUs, and PSUs. All options granted under the Omnibus Incentive Plan have an exercise price determined and approved by the Board at the time of grant, which cannot be less than the market price of a Common Share on the date of the grant. Employee stock options under the Omnibus Incentive Plan generally vest as to 25% on the first anniversary of the grant date and then monthly thereafter for 36 months until fully vested or monthly for 48 months until fully vested, are granted with a term of seven years and settled via the issuance of new Common Shares upon exercise. In some instances, the Company has granted stock options with other non-standard vesting schedules.

Each RSU, DSU and PSU evidences the right to receive one Common Share (issued from treasury or purchased on the open market), cash based on the value of a Common Share or a combination thereof at some future time. RSUs under the Omnibus Incentive Plan generally vest as to 30% either on the first anniversary of the grant date or spread over each of the first four quarterly anniversaries of the grant date, followed in either case by eight equal quarterly tranches until fully vested. In some instances, the Company has granted RSUs with other non-standard vesting schedules. PSU vesting is conditional on the attainment of specified performance metrics determined by the Board. RSUs and PSUs must be settled before the date that is three years after the last day of the calendar year in which the performance of services for which the RSUs or PSUs were granted, occurred. DSUs generally vest on the grant date and must be settled after the termination date of the holder, but prior to the last day of the calendar year following such termination date. Each of RSUs, DSUs and PSUs may be settled via the issuance of shares, cash or a combination thereof at the discretion of the Board.

In connection with the acquisition of ShopKeep Inc. ("ShopKeep"), the Company assumed the ShopKeep Plan. The assumed options were converted based on the option exchange ratio calculated in accordance with the definitive merger

39

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2023 and 2022
(expressed in thousands of US dollars, except number of shares)

agreement into options to purchase the Company's Common Shares with corresponding adjustments made to (i) the number of shares issuable upon exercise of each assumed option and (ii) the exercise price of each such assumed option. A total of 1,226,214 Common Shares were reserved under the ShopKeep Plan. Immediately prior to the acquisition of ShopKeep, the ShopKeep Plan was amended such that outstanding options granted thereunder are exercisable for Common Shares and no further awards can be made under the ShopKeep Plan.

The Company has also made grants of stock options and RSUs without shareholder approval in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company. The terms of such grants generally align with the terms governing grants of comparable awards under the Omnibus Incentive Plan, though a separate share reserve is maintained for issuance in connection with the exercise or settlement of such awards.

The Company has also made grants of long-term, multi-year performance-based stock options to its Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. Such options will vest over an approximately five year time period and only upon achievement of predetermined performance criteria. The options were granted in accordance with the Omnibus Incentive Plan, with the exercise price determined and approved by the Board at the time of grant, which exercise prices were not less than the fair market price of a Common Share on the date of grant. The options have a term of seven years and are settled via the issuance of Common Shares upon exercise.

The stock option activity and the weighted average exercise price are summarized as follows:

		2023		2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$
Outstanding – Beginning of year*	11,823,310	36.36	6,796,039	24.56
Granted**	2,817,149	19.93	7,920,684	49.47
Exercised	(942,641)	5.00	(1,061,359)	16.48
Forfeited/Cancelled	(3,637,522)	47.76	(1,832,054)	47.84
Outstanding – End of fiscal year	10,060,296	30.58	11,823,310	38.37
Exercisable – End of fiscal year	3,771,711	31.24	2,600,818	23.05

*The 2023 beginning of year weighted average exercise price was adjusted from the prior year closing weighted average exercise price to account for the CAD to USD foreign exchange rate used when calculating the current fiscal year's weighted average exercise prices.

**Included in the stock options granted in the fiscal year ended March 31, 2022 were 2,500,000 stock options with vesting dependent on market conditions tied to the Company's future share price performance.

40

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2023 and 2022
(expressed in thousands of US dollars, except number of shares)

The RSU, DSU and PSU activity and the weighted average grant date fair values as at March 31, 2023 are summarized as follows:

		2023		2023		2023
	RSU		DSU		PSU	
	Number of awards	Weighted average grant date fair value $	Number of awards	Weighted average grant date fair value $	Number of awards	Weighted average grant date fair value $
Outstanding – Beginning of year	3,314,131	46.71	34,421	37.95	953,290	28.73
Granted	4,397,629	20.77	47,577	18.72	—	—
Settled	(956,837)	41.58	(16,600)	40.50	(333,650)	28.73
Forfeited	(1,214,156)	37.97	—	—	—	—
Outstanding – End of year	5,540,767	28.92	65,398	23.31	619,640	28.73

The RSU, DSU and PSU activity and the weighted average grant date fair values as at March 31, 2022 are summarized as follows:

		2022		2022		2022
	RSU		DSU		PSU	
	Number of awards	Weighted average grant date fair value $	Number of awards	Weighted average grant date fair value $	Number of awards	Weighted average grant date fair value $
Outstanding – Beginning of year	939,833	44.93	14,751	26.68	75,182	24.90
Granted	3,016,792	48.89	20,227	47.14	953,290	28.73
Settled	(219,208)	52.19	(557)	73.39	(51,094)	24.97
Forfeited	(423,286)	55.50	—	—	(24,088)	24.75
Outstanding – End of year	3,314,131	46.71	34,421	37.95	953,290	28.73

The fair value of stock options granted to employees, excluding stock options that contain market conditions, was estimated at the dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2023	2022
Expected volatility	52.22%	47.25%
Risk-free interest rate	3.05%	1.04%
Expected option life	3.92 years	4.07 years
Expected dividend yield	0%	0%
Forfeiture rate	26.55%	27.07%

The fair value of stock options granted in the fiscal year ended March 31, 2022 to certain executives with vesting dependent on market conditions tied to the Company's future share price performance is measured using the Monte Carlo

41

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2023 and 2022
(expressed in thousands of US dollars, except number of shares)

pricing model to estimate the Company's potential future share price. This model leverages assumptions that the expected volatility of the share price is 41% and the expected option life is 7 years.

The fair value of stock options, RSUs, DSUs and PSUs granted in the fiscal year ended March 31, 2023 amounted to $117,895 (2022 – $318,233). The initial aggregate fair value of options, RSUs and PSUs forfeited/cancelled in the fiscal year ended March 31, 2023 amounted to $111,549 (2022 – $55,967). For the fiscal year ended March 31, 2023, share-based compensation expense of $129,167 (2022 – $108,916) was recorded in the consolidated statements of loss and comprehensive loss with a corresponding credit to additional paid-in capital.

As at March 31, 2023, the total remaining unrecognized share-based compensation expense amounted to $78,581 (2022 – $147,052), which will be amortized over the weighted average remaining requisite service period of 1.60 years (2022 – 1.90 years).

The following table summarizes information with respect to stock options outstanding and stock options exercisable as at March 31, 2023:

	Options outstanding			Options exercisable		
Exercise price $	**Number of options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price** $	**Number of options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price** $
2.17 to 18.92	1,930,537	5.09	12.19	719,850	2.21	5.80
18.93 to 22.62	1,886,776	5.61	21.49	384,078	4.24	21.79
22.63 to 27.73	2,268,067	4.46	23.99	1,409,502	3.77	24.27
27.74 to 41.54	1,896,698	5.51	31.49	291,923	3.79	31.80
41.55 to 93.45	2,078,218	5.42	62.27	966,358	5.38	63.92
Total	10,060,296	5.19	30.58	3,771,711	3.94	31.24

The following table summarizes information with respect to stock options outstanding stock options exercisable as at March 31, 2022:

	Options outstanding			Options exercisable		
Exercise price $	**Number of options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price** $	**Number of options**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price** $
0.30 to 21.90	2,735,944	4.82	11.60	1,017,325	3.28	5.02
21.91 to 27.52	2,137,518	5.67	24.29	796,323	5.12	24.90
27.53 to 33.19	2,238,268	6.34	30.75	302,339	4.94	28.71
33.20 to 65.89	1,855,419	6.25	45.76	286,652	5.07	38.86
65.90 to 94.03	2,856,161	6.22	75.73	198,179	6.14	76.67
Total	11,823,310	5.82	38.37	2,600,818	4.45	23.05

42

26. Related party transactions Key management personnel includes the C-Level executives and other executives. Other related parties include close family members of the key management personnel and entities controlled by the key management personnel. The executive compensation expense to the top five key management personnel is as follows: 2023 2022 $ $ Short-term employee benefits and termination benefits 3,242 2,914 Share-based payments 20,331 21,251 Total compensation paid to key management personnel 23,573 24,165 27. Financial instruments Fair value The Company measures the fair value of certain of its financial assets and financial liabilities using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value. The different levels of the fair value hierarchy are defined as follows: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2: Other techniques for which inputs are based on quoted prices for identical or similar instruments in markets that are not active, quoted prices for similar instruments in active markets, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the asset or liability; Level 3: Techniques which use inputs that have a significant effect on the recognized fair value that require the Company to use its own assumptions about market participant assumptions. The Company estimated the fair value of its financial instruments as described below. The fair value of cash and cash equivalents, restricted cash and restricted deposits, trade receivables and trade accounts payable and accrued liabilities is considered to be equal to their respective carrying values due to their short-term maturities. The fair value of accrued payroll taxes on share-based compensation approximates its carrying value as at March 31, 2023 and 2022. Recurring fair value measurements The fair value of foreign exchange forward contracts was determined based on Level 2 inputs, which included period-end mid-market quotations for each underlying contract as calculated by the financial institution with which the Company has transacted. The quotations are based on bid/ask quotations and represent the discounted future settlement amounts based on current market rates. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 43

The fair value of merchant cash advances was determined based on Level 3 inputs by calculating the present value of the future estimated cash flows based on the terms of the agreements. The fair value of investments was determined based on Level 3 inputs using the prices for financial instruments stemming from private investments that the Company participated in. As at March 31, 2023 and 2022, financial instruments measured at fair value in the consolidated balance sheets were as follows: March 31, 2023 March 31, 2022 Fair value hierarchy Carrying amount Fair value Fair value hierarchy Carrying amount Fair value $ $ $ $ Assets: Cash and cash equivalents Level 1 800,154 800,154 Level 1 953,654 953,654 Restricted cash and restricted deposits Level 1 1,774 1,774 Level 1 1,791 1,791 Merchant cash advances Level 3 29,492 29,492 Level 3 6,300 6,300 Foreign exchange forward contracts Level 2 0 0 Level 2 23 23 Investments Level 3 1,519 1,519 — — — Liabilities: Foreign exchange forward contracts Level 2 125 125 Level 2 0 0 Credit and concentration risk Generally, the carrying amount on the consolidated balance sheet of the Company’s financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk. The Company’s credit risk is primarily attributable to its cash and cash equivalents and trade and other receivables. The Company does not require a guarantee from its customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. The Company does not hold any collateral as security. Due to the Company’s diverse customer base, there is no particular concentration of credit risk related to the Company’s trade receivables. Moreover, trade receivable balances are managed and analyzed on an ongoing basis to ensure the loss allowance is established and maintained at an appropriate amount. The Company maintains a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3. As described in that note, the ECL includes forward-looking factors specific to the debtors and the economic environment. In the fiscal year ended March 31, 2023, potential effects from uncertainty in the macroeconomic environment on the Company's credit risk have been considered and have resulted in an increase to its allowance for ECLs from what the allowance would have been without factoring in these effects. The Company continues to monitor macroeconomic conditions and any resulting impacts on the Company's credit risk. Lightspeed Commerce Inc. Notes to the Consolidated Financial Statements For the years ended March 31, 2023 and 2022 (expressed in thousands of US dollars, except number of shares) 44

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2023 and 2022
(expressed in thousands of US dollars, except number of shares)

The loss allowance as at March 31, 2023 and 2022 was determined as follows:

2023

	Not past due	0–30	30–60	60–90	90–180	180+
Expected loss rate	3%	15%	48%	67%	69%	71%
Gross carrying amount	28,209	4,649	1,418	521	989	1,381
Loss allowance	741	697	681	349	682	981

2022

	Not past due	0–30	30–60	60–90	90–180	180+
Expected loss rate	3%	14%	46%	64%	68%	70%
Gross carrying amount	17,279	2,212	617	213	577	1,996
Loss allowance	518	310	284	136	392	1,403

Changes in the loss allowance were as follows:

	2023 $	2022 $
Balance – Beginning of fiscal year	3,043	3,519
Increase	3,076	1,603
Write-offs	(1,988)	(2,079)
Balance – End of fiscal year	4,131	3,043

Liquidity risk

The Company is exposed to the risk of being unable to honour its financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.

As at March 31, 2023 and 2022, the maturity analysis of financial liabilities represented the following:

2023

	<1 Year $	1 to 5 Years $	>5 Years $	Total $
Accounts payable and accrued liabilities	68,827	—	—	68,827
Other long-term liabilities	—	1,026	—	1,026

45

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2023 and 2022

(expressed in thousands of US dollars, except number of shares)

2022

	<1 Year $	1 to 5 Years $	>5 Years $	Total $
Accounts payable and accrued liabilities	78,307	—	—	78,307
Other long-term liabilities	—	1,007	—	1,007
Long-term debt	—	30,000	—	30,000

For the maturity analysis of lease liabilities, see note 13. Details of contractual commitments are included in note 23.

The Company has $800,154 of cash and cash equivalents as at March 31, 2023, demonstrating its liquidity and its ability to cover upcoming financial liabilities.

The Company's business, financial condition and operations were not significantly impacted by the failure of Silicon Valley Bank. No material cash and cash equivalent balances were held with Silicon Valley Bank as at March 31, 2023.

Foreign exchange risk

The main currencies which expose the Company to foreign exchange risk due to financial instruments denominated in foreign currencies are the Canadian dollar, the Euro, the Australian dollar, the British pound sterling, the Swiss franc and the New Zealand dollar. The following table provides a summary of the Company's foreign exchange exposures, after taking into account relevant foreign exchange forward contracts, expressed in thousands of US dollars:

2023	CAD $	EUR $	AUD $	GBP $	CHF $	Other $	Total $
Cash and cash equivalents and restricted cash	3,336	5,828	2,078	1,907	1,456	1,537	16,142
Trade and other receivables	3,716	9,004	8,199	1,680	1,074	1,883	25,556
Accounts payable and accrued liabilities	(10,615)	(8,948)	(3,604)	(1,561)	(1,294)	(3,333)	(29,355)
Other long-term liabilities	(231)	(267)	(68)	(119)	(48)	(5)	(738)
Lease liabilities	(11,805)	(3,258)	(1,870)	(4,085)	(866)	(211)	(22,095)
Net financial position exposure	(15,599)	2,359	4,735	(2,178)	322	(129)	(10,490)

2022	CAD $	EUR $	AUD $	GBP $	CHF $	Other $	Total $
Cash and cash equivalents and restricted cash	13,885	6,270	2,522	1,338	2,333	4,103	30,451
Trade and other receivables	3,454	4,086	2,675	1,472	628	483	12,798
Accounts payable and accrued liabilities	(18,508)	(5,755)	(2,834)	(1,466)	(1,366)	(3,172)	(33,101)
Other long-term liabilities	(287)	(270)	(53)	(142)	(37)	—	(789)
Lease liabilities	(13,400)	(4,447)	(477)	(4,315)	(259)	(548)	(23,446)
Net financial position exposure	(14,856)	(116)	1,833	(3,113)	1,299	866	(14,087)

46

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2023 and 2022
(expressed in thousands of US dollars, except number of shares)

The table below shows the immediate increase/(decrease) in net loss before tax of a 1% strengthening in the average exchange rate of significant currencies to which the Company has transaction exposure as at March 31, 2023 and 2022. The sensitivity associated with a 1% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

	CAD	EUR	AUD	GBP	NZD	Other
	$	$	$	$	$	$
2023	(84)	(58)	161	111	(152)	15
2022	(1,347)	(1,092)	(512)	(383)	(167)	(166)

Foreign exchange forward contracts

The Company's policy is to mitigate its exposure to foreign exchange risk by entering into derivative instruments. The Company has hedged some of its foreign currency exchange risk. The Company has entered into multiple foreign exchange forward contracts, which are generally for a term of less than one year. The Company's currency pair used for cash flow hedges is US dollar / Canadian dollar. The Company does not use derivative instruments for speculative purposes. The Company's hedging program does not mitigate the impact of foreign currency fluctuations on its revenue.

Cash flow hedges

The Company has a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and earnings. Under this program the Company has entered into foreign exchange forward contracts and designated those hedges as cash flow hedges.

The notional principal of the foreign exchange contracts was approximately $109,200 CAD as at March 31, 2023 (March 31, 2022 - $26,000 CAD).

Hedging reserve

	2023	2022
	$	$
Balance as at March 31,	23	—
Unrealized losses on fair value that may be subsequently reclassified to consolidated statements of loss	(3,386)	(337)
Losses reclassified to direct cost of revenues, general and administrative expenses, research and development expenses, and sales and marketing expenses.	3,238	360
Balance as at March 31,	(125)	23

No hedge ineffectiveness was recorded during the fiscal year ended March 31, 2023.

All hedging relationships have been maintained as at March 31, 2023. No balance in the hedging reserve relates to hedging relationships for which hedged accounting is no longer applied.

Interest rate risk

Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flows. Certain of the Company's cash earns interest. The Company's trade and other receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. Our exposure to interest rate risk was related to the Acquisition Facility (see note 19**)**. The Company is not exposed to material interest rate risk.

47

Lightspeed Commerce Inc.
Notes to the Consolidated Financial Statements
For the years ended March 31, 2023 and 2022
(expressed in thousands of US dollars, except number of shares)

Share price risk

Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that the Company is subject to in various countries in which it operates. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and the Company's share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of stock options and share awards outstanding and exercise price remaining constant. Based on the outstanding share-based payment awards at March 31, 2023, the impact on the accrual for social costs of an increase in the Company's share price of 10% would result in a change of $288 as at March 31, 2023.

28. Capital risk management

The general objectives of the Company to manage its capital reside in the preservation of the Company's ability to continue operating, in providing benefits to its stakeholders and in providing an adequate return on investment to its shareholders by selling its services at a price commensurate with the level of operating risk assumed by the Company.

The Company thus determines the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and in the risks of the underlying assets.

Refer to note 19 for information on the Company's Amended Revolver.

29. Geographic information

The geographic segmentation of the Company's assets is as follows:

	2023				2022			
	Property and equipment	Right-of-use assets	Intangible assets	Goodwill	Property and equipment	Right-of-use assets	Intangible assets	Goodwill
	$	$	$	$	$	$	$	$
Canada	13,499	8,468	56	1,350,645	10,356	10,062	990	2,104,368
United States	974	3,259	237,641	—	1,155	6,079	303,393	—
New Zealand	611	152	58,948	—	656	517	75,892	—
Germany	298	1,109	9,227	—	288	1,312	16,594	—
Other	4,109	7,985	5,578	—	4,001	7,569	12,699	—

Geographic sales based on customer location are detailed as follows:

	2023	2022
	$	$
United States	527,350	395,871
Canada	47,066	33,423
Australia	45,321	29,230
United Kingdom	30,237	15,749
Other	80,532	74,099

48

Investor Information

Lightspeed Shares
Lightspeed's subordinate voting shares are traded on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol "LSPD".

Investor Relations
Quarterly and annual reports and other corporate documents are available at: investors.lightspeedhq.com, under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Version française
Pour obtenir la version française du rapport financier, s'adresser à gouvernance@lightspeedhq.com.

Transfer Agent and Registrar
1701 - 1190 Avenue des Canadiens-de-Montréal
PO Box 33
Montréal, QC H3B 0G7
www.tsxtrust.com

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219,
United States

2023 Annual and Special Meeting
The Annual and Special Shareholders Meeting will be held at 11 a.m. (Eastern Time), Thursday, August 3, 2023.

Legal Counsel
Stikeman Elliott LLP
Montréal, QC

Corporate Governance
The following documents pertaining to Lightspeed's corporate governance practices may be accessed either from Lightspeed's website (investors.lightspeedhq.com) or by request from the Corporate Secretary:
- Board and Board Committee Charters
- Position descriptions for the Board Chair, Lead Independent Director, the Committee Chairs and the Chief Executive Officer
- Code of Conduct and Ethics
- Whistleblowing Policy

Auditors
PricewaterhouseCoopers LLP, Chartered Professional Accountants
Montreal, Québec

Board & Committee Composition

	Board	Audit Committee	Compensation, Nominating, & Governance Committee	Risk Committee
Patrick Pichette Lead Independent Director	Member	Member	Member	
Dax Dasilva Executive Chair	Chair			
Jean Paul Chauvet Chief Executive Officer	Member			
Paul McFeeters Director	Member	Chair		Member
Rob Williams Director	Member	Member		Chair
Nathalie Gaveau Director	Member		Member	Member
Dale Murray Director	Member		Chair	

Board/Committee Chair Board/Committee Member

700 St-Antoine East, Suite 300 Montreal, Quebec, Canada H2Y1A6 NYSE: LSPD | TSX: LSPD investors.lightspeedhq.com